AGREEMENT AND PLAN OF MERGER

among

THE NASDAQ STOCK MARKET, INC.,

PINNACLE MERGER CORPORATION,

PHILADELPHIA STOCK EXCHANGE, INC.,

and

CITADEL DERIVATIVES GROUP LLC

Dated as of November 6, 2007

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Annexes:

Annex A	Defined Terms

Exhibits:

Exhibit A	Voting Agreement

Exhibit B	Amended Charter

Exhibit C	Amended By-Laws

Exhibit D	Reconciliation Agreement

Exhibit E	Joint Press Release

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 6, 2007, among The Nasdaq Stock Market, Inc., a Delaware corporation (“Parent”), Pinnacle Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Philadelphia Stock Exchange, Inc., a Delaware corporation (the “Company”), and Citadel Derivatives Group LLC, as representative of the Company’s stockholders (the “Stockholder Representative”).

RECITALS

WHEREAS, the respective Boards of Directors of each of Parent and Merger Sub and Board of Governors of the Company have, by resolutions duly adopted, declared that the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, and the other transactions contemplated by this Agreement are advisable, and have approved and adopted this Agreement;

WHEREAS, as an essential condition and inducement to Parent to enter into this Agreement, certain stockholders of the Company are concurrently herewith entering into voting agreements in connection with the Merger in the form attached hereto as Exhibit A (the “Voting Agreements”), which Voting Agreements ensure the Company Requisite Vote (as defined below) shall be obtained in accordance with Section 5.3 hereof unless such Voting Agreements shall have terminated, which termination shall occur as a result of the termination of this Agreement in accordance with its terms; and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger in accordance with the DGCL.

1.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY at 9:00 a.m., New York City time, on the fifth business day following the day on which the last to be satisfied or waived of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other place and time or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and delivered to the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective on the date and time on which the Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

1.4. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

1.5. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company (the “Charter”) shall, subject to the approval of the Securities and Exchange Commission (the “SEC”), be amended (the “Amended Charter”) pursuant to the Certificate of Merger as set forth in Exhibit B hereto and such Amended Charter shall be the Certificate of Incorporation of the Surviving Corporation until thereafter duly amended as provided therein or by applicable Laws.

1.6. The By-Laws. Concurrently with the Effective Time, the by-laws of the Company (the “By-Laws”) shall, subject to the approval of the SEC, be amended and restated in the form attached hereto as Exhibit C (the “Amended By-Laws”), and such Amended By-Laws shall be the by-laws of the Surviving Corporation until thereafter duly amended as provided therein or by applicable Laws.

1.7. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the initial governors of the Surviving Corporation, each to hold office in accordance with the organizational documents of the Surviving Corporation and applicable Laws until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the provisions of the organizational documents of the Surviving Corporation and applicable Laws.

1.8. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

ARTICLE 2

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each share of Class B common stock, par value $0.01 per share, of the Company (each, a “Class B Share”), issued and outstanding immediately prior to the Effective Time (other than (x) Dissenting Shares and (y) any Class B Shares held in treasury by the Company or held by any direct or indirect Subsidiary of the Company, Parent or

Merger Sub (each such Class B Share described in this clause (y), an “Excluded Share”) (each such Class B Share not constituting an Excluded Share or Dissenting Share, an “Outstanding Share”)) shall be converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration. At the Effective Time, all of the Class B Shares converted into the right to receive the Merger Consideration shall cease to be outstanding, shall be automatically cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) that immediately prior to the Effective Time represented any of the Class B Shares (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with this Article 2. For purposes of this Agreement, (i) “Merger Consideration” shall mean the quotient of (A) (1) $652,000,000, plus (2) the Working Capital Surplus, if any, minus (3) the Working Capital Shortfall, if any, divided by (B) (1) the number of outstanding Class B Shares as of immediately prior to the Effective Time (other than Excluded Shares, but including, for the avoidance of doubt, Dissenting Shares), plus (2) the number of RSUs as of immediately prior to the Effective Time; (ii) “Working Capital Shortfall” means the positive difference, if any, between (A) the Target Working Capital, minus (B) the Closing Date Working Capital Estimate; and (iii) “Working Capital Surplus” means the positive difference, if any, between (A) the Closing Date Working Capital Estimate, minus (B) the Target Working Capital.

(b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist. The one outstanding share of Series A Preferred Stock shall remain issued and outstanding and unaffected by the Merger.

(c) Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

2.2. Payment of Cash for Class B Shares and RSUs.

(a) Disbursing Agent. Prior to the Closing Date, Parent shall designate a bank or trust company that is reasonably satisfactory to the Company to serve as the disbursing agent for the Merger Consideration and payments in respect of the RSUs (the “Disbursing Agent”). Prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Parent will deposit, or will cause to be deposited, with the Disbursing Agent cash in the aggregate amount sufficient to pay (i) the Closing Merger Consideration in respect of all Class B Shares outstanding immediately prior to the Effective Time (except as provided in Section 2.4) and (ii) any cash necessary to pay the Closing Merger Consideration in respect of the RSUs outstanding immediately prior to the Effective Time (such cash referred to in subsections (a)(i) and (a)(ii) being hereinafter referred to as the “Exchange Fund”). Pending distribution of the cash deposited with the Disbursing Agent, such cash shall be held in trust for the benefit of the holders of Class B Shares and RSUs outstanding immediately prior to the Effective Time and shall not be used for any other purposes; provided, however, that Parent may direct the Disbursing Agent to invest such cash in (i) obligations of or guaranteed by the United

States of America or any agency or instrumentality thereof, (ii) money market accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of, or demand deposits with, commercial banks having a combined capital and surplus of at least $500,000,000, or (iii) commercial paper obligations rated P-1 or A-1 or better by Standard & Poor’s Corporation or Moody’s Investor Services, Inc. Any profit or loss resulting from, or interest and other income produced by, such investments shall be for the account of Parent. For purposes of this Agreement, “Closing Merger Consideration” shall mean the quotient of (A) (i) $652,000,000, plus (ii) the Working Capital Surplus, if any, minus (iii) the Working Capital Shortfall, if any, minus (iv) the Reconciliation Deposit, divided by (B) (i) the number of outstanding Class B Shares as of immediately prior to the Effective Time (other than Excluded Shares, but including, for the avoidance of doubt, Dissenting Shares), plus (ii) the number of RSUs as of immediately prior to the Effective Time.

(b) Payment Procedures.

(i) As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or cause the Disbursing Agent to send, to each record holder of Class B Shares as of immediately prior to the Effective Time a letter of transmittal and instructions for exchanging their Class B Shares for the Closing Merger Consideration payable therefor. The letter of transmittal will be in customary form and will specify that delivery of Certificates will be effected, and risk of loss and title will pass, only upon delivery of the Certificates to the Disbursing Agent. Upon surrender of such Certificate(s) to the Disbursing Agent together with a properly completed and duly executed letter of transmittal and any other documentation that the Disbursing Agent may reasonably require, the record holder thereof shall be entitled to receive the Merger Consideration payable in exchange therefor, without interest. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration in respect of such Certificate, and until such surrender and exchange, no cash shall be paid to the holder of such outstanding Certificate in respect thereof.

(ii) If payment is to be made to any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature (a “Person”) other than the registered holder of the Class B Shares formerly represented by the Certificate(s) surrendered in exchange therefor, it shall be a condition to such payment that the Certificate(s) so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Class B Shares or establish to the satisfaction of the Disbursing Agent that such stock transfer taxes have been paid or are not payable.

(c) Stock Transfer Books. After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the Class B Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, Parent or the Disbursing Agent, such shares shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(d) Termination of the Exchange Fund. If any cash deposited with the Disbursing Agent remains unclaimed twelve months after the Effective Time, such cash shall be returned to Parent or the Surviving Corporation upon demand, and any holder who has not surrendered such holder’s Certificate(s) for the Closing Merger Consideration payable in respect thereof prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Disbursing Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of Certificates for an amount paid to a public official pursuant to any applicable unclaimed property laws. Any amounts remaining unclaimed by holders of Certificates as of the date on which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of any claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in addition to the posting by such holder of any bond in such reasonable amount as the Surviving Corporation or the Disbursing Agent may direct as indemnity against any claim that may be made against the Surviving Corporation or the Disbursing Agent with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Closing Merger Consideration in respect thereof entitled to be received pursuant to this Agreement.

(f) Withholding Rights. Parent, the Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Class B Shares or RSUs pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. To the extent any amounts are so deducted and withheld under the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, or any provision of state, local or foreign tax law, any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3. Treatment of Restricted Stock Units. As of the Effective Time, each RSU granted by the Company that is outstanding immediately prior to the Effective Time will be cancelled and extinguished as of the Effective Time, and the holder thereof will be entitled to receive from Parent and Merger Sub an amount in cash equal to the Merger Consideration without interest in the manner and at the times contemplated by this Agreement.

2.4. Dissenting Shares.

(a) Notwithstanding anything herein to the contrary, Class B Shares held by a holder who has properly demanded in writing appraisal for such Class B Shares in accordance with Section 262 (or any successor provision) of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses or withdraws such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into or represent the right to receive the applicable Merger Consideration specified in Section 2.1(a) or cash in lieu of fractional shares thereof or any dividends or other distributions but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares unless and until such shares cease to be Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall be thereupon be treated as though such shares had been converted into the Merger Consideration pursuant to Section 2.1(a) as of the Closing Date.

(c) Prior to the Effective Time, the Company shall give Parent prompt notice (and a copy thereof) of any written demand for appraisal, for payment or of objection to the Merger received by the Company prior to the Effective Time pursuant to the DGCL, any written withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such a demand. The Company shall keep Parent reasonably informed with respect to all negotiations and proceedings with respect to any such demand and shall give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands, in each such case without the prior written consent of Parent (such consent not to be unreasonably withheld) or unless required by any Law.

2.5. Adjustments to Prevent Dilution. In the event that, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Company changes the number of Class B Shares prior to the Effective Time, the Merger Consideration shall be equitably adjusted.

2.6. Net Working Capital; Tax Gross Up Payments.

(a) Closing Determination. (i) Not more than seven (7) Business Days nor less than three (3) Business Days before the Closing Date, the Company shall, in good faith using then available financial information for the Company, prepare and deliver to Parent a separate report (the “Estimated Closing Balance Sheet”) setting forth an estimate of the Adjusted Working Capital as of the Effective Time on the Closing Date (the “Closing Date Working Capital Estimate”) and the calculation thereof, which amount shall be based on the estimated Current Assets and the estimated Current Liabilities as set forth on the Estimated Closing Balance Sheet. The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied, and in accordance with the definition of “Adjusted Working Capital” and the parameters set forth in Section 2.6(a) of the Company Disclosure Letter. If (A) the Closing Date Working Capital Estimate exceeds the Target Working Capital, the aggregate Merger Consideration shall be increased on a dollar-for-dollar basis at Closing by the amount of such excess and (B) the Closing Date Working Capital Estimate is less than the Target Working Capital, the aggregate Merger Consideration shall be reduced on a dollar-for-dollar basis at Closing by the amount of such deficiency, with such increase or reduction to be allocated to Holders in with such Holder’s Pro Rata Share.

(ii) Not more than seven (7) Business Days nor less than three (3) Business Days before the Closing Date, the Company’s outside auditors shall calculate and determine the amount of Severance Benefits Gross-Up Payments, Designated Tax Gross Up Payments and Excess Tax Gross Up Payments (and shall perform all such calculations and make all such determinations required in order to calculate and determine the amounts of Severance Benefits Gross-Up Payments, Designated Tax Gross Up Payments and Excess Tax Gross-Up Payments) in consultation with the Company and Parent, and shall take into account such information and analysis as the Company and Parent may provide. The determination of the amounts of Severance Benefits Gross-Up Payments, Designated Tax Gross Up Payments and Excess Tax Gross-Up Payments shall be made in accordance with Section 280G of the Code and the regulations thereunder and all present value calculations shall be made using the discount rates and methodology used for calculating present values under Section 280G of the Code. For purposes of this Agreement: (A) “Excess Tax Gross-Up Payments” means (1) the total present value (as of the Effective Time) of all “Tax Gross-Up Payments” (within the meaning of the Employment Agreements) that will be paid or are reasonably expected to be paid pursuant to the terms of the Employment Agreements, minus (2) the sum of (i) the lesser of (aa) the sum of all Designated Tax Gross-Up Payments with respect to individuals receiving Designated CIC Payments or (bb) $8,000,000; and (ii) the sum of all Severance Benefit Gross-Up Payments; (B) “Designated Tax Gross-Up Payments” means, with respect to any individual receiving a Designated CIC Payment, the total amount of the Tax Gross-Up Payments (within the meaning of the Employment Agreements) to be paid or reasonably expected to be paid, that is allocable to the individual’s Designated CIC Payment, with such allocable amount being determined based on the ratio of such Designated CIC Payment to the total present value (as of the Effective Time) of all “parachute payments” (within the meaning of Section 280G of the Code) to be made, or reasonably expected to be made, with respect to such individual in connection with the transactions contemplated by this Agreement; (C) “Severance Benefit Gross-Up Payments” means, with respect to any individual receiving Severance Benefits, the total amount of the Tax Gross-Up Payments (within the meaning of the Employment Agreements) to be paid or reasonably expected to be paid, that is allocable to the individual’s Severance Benefits, with such allocable amount being determined based on the ratio of such Severance Benefits to the total present value (as of the Effective Time) of all “parachute payments” (within the meaning of Section 280G of the Code) to be made, or reasonably expected to be made, with respect to such individual in connection with the transactions contemplated by this Agreement; (D) “Severance Benefits” means, the payments provided by reason of a termination without Cause or a termination by the Executive for Good Reason (each within the meaning of the Employment Agreements) (other than a termination without Cause directed before the Effective Time by the Company or a termination by the Executive for Good Reason based on grounds created by the Company before the Effective Time) under the Employment Agreement Severance Provisions; (E) “Employment Agreement Severance Provisions” means, (1) in the case of Meyer S. Frucher, Norman Steisel and William N. Briggs Jr., Section 5(b) of the Employment Agreements and (2) in the case of William H. Morgan and Thomas Wittman, Sections 6(a) and 6(b) of the Employment Agreements; and (F) “Employment Agreements” means, those Amended and Restated Executive Employment Agreements referenced in Section 2.6(f)(ii) of the Company Disclosure Letter.

(b) At the Effective Time, Parent shall withhold, from the amounts otherwise payable pursuant to Section 2.1(a), and deposit into a reconciliation fund (the “Reconciliation

Fund”) with an escrow agent mutually acceptable to Parent and the Company (the “Escrow Agent”) on behalf of the holders of Outstanding Shares and the holders of RSU’s (together, the “Holders“), an amount equal to $15,000,000 (the “Reconciliation Deposit”). The Reconciliation Fund shall be governed by the terms set forth in a reconciliation agreement in substantially the form attached hereto as Exhibit D (the “Reconciliation Agreement”) and the disposition of the Reconciliation Fund will be governed by the terms of this Agreement and the Reconciliation Agreement. Each Holder will be entitled to receive such Holder’s Pro Rata Share of any amounts that are released from the Reconciliation Fund to the Holders in accordance with the terms of this Agreement and the Reconciliation Agreement. “Pro Rata Share” means, with respect to each Holder, a fraction the numerator of which is the Merger Consideration to which such Holder is entitled under Section 2.1(a) or Section 2.3, and the denominator of which is the aggregate Merger Consideration.

(c) Post-Closing Determination. Within sixty (60) calendar days after the Closing Date, the Company’s outside auditors as of the Closing Date and the Stockholder Representative shall prepare and deliver to Parent an audited combined consolidated statement of Adjusted Working Capital as of the Effective Time on the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied, and in accordance with the definition of “Adjusted Working Capital” and the parameters set forth in Section 2.6(a) of the Company Disclosure Letter. Parent shall provide the Company’s outside auditors, the Stockholder Representative and his representatives reasonable access to the books and records and employees of the Company to the extent necessary for the preparation of the Closing Balance Sheet and shall cause the employees of the Company to cooperate with the Company’s outside auditors, the Stockholder Representative and his representative in connection with his preparation of the Closing Balance Sheet. Not later than thirty (30) calendar days following the date of receipt of the Closing Balance Sheet, Parent shall provide the Stockholder Representative with a notice (a “Dispute Notice”) listing those items, if any, to which Parent takes exception, which notice shall also (i) specifically identify, and provide a reasonably detailed explanation of (1) any deviation that Parent believes to exist between the methodology used to calculate the Closing Date Working Capital Estimate and the methodology used to calculate the Adjusted Working Capital as set forth in the Closing Balance Sheet and (2) any other basis upon which Parent has delivered such list, (ii) set forth the amount of Adjusted Working Capital that Parent has calculated based on the information contained in the Closing Balance Sheet and (iii) specifically identify Parent’s proposed adjustment(s) (the “Proposed Adjustments”). If Parent fails to deliver to the Stockholder Representative the Dispute Notice within thirty (30) calendar days following the date of receipt of the Closing Balance Sheet, Parent shall be deemed to have accepted the Closing Balance Sheet for the purpose of any purchase price adjustment under Section 2.6(d) hereof. Any items not disputed in the Dispute Notice shall be deemed to be accepted and agreed to by the Parent. If the Stockholder Representative does not give Parent notice of objections within thirty (30) calendar days following the date of receipt of the Dispute Notice, the Stockholder Representative shall be deemed to have accepted on behalf of the Holders the Proposed Adjustments for the purpose of any purchase price adjustment under Section 2.6(d) hereof. Any items not disputed shall be deemed to be accepted and agreed by the Stockholder Representative. If Stockholder Representative gives Parent notice of objections to the Proposed Adjustments, and if Parent and the Stockholder Representative are unable, within fifteen (15) calendar days after the date of receipt by Parent of the notice by the Stockholder Representative of objections, to resolve the disputed exceptions, such disputed exceptions will be referred to an accounting firm jointly selected by Parent and the Stockholder Representative) (the “Independent Accounting Firm”). The Independent Accounting Firm shall, within thirty (30) calendar days following the date of its selection, deliver to Parent and the Stockholder Representative a written report determining such disputed exceptions, and its determinations will be final, conclusive and binding upon Parent and each of the Holders for the purposes of any purchase price adjustment under Section 2.6(d) hereof. The fees and disbursements of the Independent Accounting Firm shall be paid by Parent in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by Parent (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted, and the balance shall be allocated equally to the Holders.

(d) Post-Closing Adjustment. The aggregate Merger Consideration shall be increased or decreased, as the case may be, on a dollar-for-dollar basis by an amount equal to the difference between the Closing Date Working Capital Estimate and the Adjusted Working Capital as determined in accordance with Section 2.6(c) above. If the Adjusted Working Capital exceeds the Closing Date Working Capital Estimate, the aggregate Merger Consideration shall be increased on a dollar-for-dollar basis by the amount of such excess and Parent shall pay such excess to the Holders in accordance with the terms of Section 2.6(e) below. If the Adjusted Working Capital is less than the Closing Date Working Capital Estimate, the aggregate Merger Consideration shall be reduced on a dollar-for-dollar basis by the amount of such deficiency and such deficiency shall be paid to Parent from the Reconciliation Amount. Within five (5) business days of the completion of any adjustments to the Reconciliation Fund contemplated in this Section 2.6(d), the Escrow Agent shall distribute to each Holder such Holder’s Pro Rata Share of any amounts that are remaining in the Reconciliation Fund in accordance with the terms of this Agreement and the Reconciliation Agreement. For the avoidance of doubt, Parent’s recoveries pursuant to this Section 2.6 shall be limited to the amount in the Reconciliation Fund.

(e) Payment to Holders. If the Adjusted Working Capital exceeds the Closing Date Working Capital Estimate, the aggregate Merger Consideration shall be increased on a dollar-for-dollar basis by the amount of such excess, and Parent shall, within five (5) calendar days following the date of delivery of the final Closing Balance Sheet to Parent and the Stockholder Representative as contemplated by Section 2.6(c) above, (i) deposit such excess into the Reconciliation Fund (with the Reconciliation Amount adjusted upward to reflect the amount deposited) and (ii) direct that the Escrow Agent promptly distribute to each Holder such Holder’s Pro Rata Share of the Reconciliation Amount (as adjusted for the amount deposited pursuant to clause (i) hereof and after providing for the payment of any expenses of the Stockholder Representative contemplated in Section 2.7) in accordance with the terms of the Reconciliation Agreement.

(f) For the purposes of this Agreement:

“Adjusted Working Capital” means the Current Assets less the Current Liabilities, determined in accordance with GAAP, consistently applied.

“Current Assets” means the sum of (i) cash and cash equivalents, including restricted cash, (ii) accounts receivable, (iii) current deferred income taxes, (iv) prepaid and other assets, (v) investments available for sale at market, (vi) investments held to maturity at amortized cost, (vii) investments held to maturity at amortized cost — restricted and (viii) advance to clearing accounts, in each case as reflected on the Estimated Closing Balance Sheet or Closing Balance Sheet, as the context requires, determined in accordance with GAAP; provided that an amount equal to the cost, if any, of the “tail” policy contemplated by Section 5.9(c) paid by the Company shall be added to “Current Assets.”

“Current Liabilities” means the sum of (i) accounts payable and other liabilities, (ii) payment for order flow due to specialists, (iii) covered sale fee payable, (iv) deferred revenue and (v) deferred credits, in each case as reflected on the Estimated Closing Balance Sheet or Closing Balance Sheet, as the context requires, determined in accordance with GAAP; provided, that, for the avoidance of doubt “Current Liabilities” shall include (A) any accrued but unpaid fees and expenses owed by the Company or any of its Subsidiaries to investment bankers, attorneys, accountants and consultants related to the Merger and (B) any Excess Tax Gross Up Payments (regardless of whether any such Excess Tax Gross Up Payment constitutes a “current liability” within the meaning of GAAP); and provided further, that “Current Liabilities” shall not include any of the following: (w) the amount of “Change of Control Payments” made or to be made to each “Designated Person” pursuant to written agreements between such “Designated Persons” and the Company up to the maximum amounts, all as set forth in Section 2.6(f) of the Company Disclosure Letter (the “Designated CIC Payments”), (x) any Designated Stay Bonus Amounts, in each case to the extent properly included on the Estimated Closing Balance Sheet or the Closing Balance Sheet, as the context requires, (y) the amount of Designated Tax Gross Up Payments and Severance Benefits Gross Up Payments, and (z) the amount of any Severance Benefits that would otherwise constitute a “current liability” as of the Effective Time under GAAP.

“Designated Stay Bonus Amounts” means the aggregate amount of stay bonus payments to be paid pursuant to Stay Bonus Agreements entered into between the Company and employees of the Company or any of its Subsidiaries after the date of this Agreement that are specifically approved by Parent.

“Target Working Capital” means $17,000,000.

2.7. Stockholder Representative. The Holders by virtue of the approval of this Agreement, (i) shall be deemed to have consented to the deposit of the Reconciliation Deposit into the Reconciliation Fund pursuant to the terms of the Reconciliation Agreement, (ii) shall be deemed to have agreed that the Reconciliation Fund will be subject to provisions of Section 2.6, and (iii) shall be deemed to have irrevocably constituted and appointed the Stockholder Representative (together with his or her permitted successors) as their true and lawful agent and attorney-in-fact to enter into the Reconciliation Agreement, to exercise all or any of the powers, authority and discretion conferred on the Stockholder Representative under this Agreement or the Reconciliation Agreement, to waive or amend any terms and conditions of the Reconciliation Agreement, to give and receive notices on their behalf and to be their exclusive representative to the extent of their respective interests in the Reconciliation Fund with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by the Reconciliation Agreement, and the Stockholder Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable. The Stockholder Representative, in connection with its obligations under this Agreement, the Reconciliation Agreement or any other agreement made in connection with the transactions contemplated by this Agreement, shall not be liable for any action taken or not taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction in the absence of his or her own gross negligence or willful misconduct. In all questions arising under this Agreement, the Reconciliation Agreement or any other agreement made in connection with the transactions contemplated by this Agreement, the Stockholder Representative may rely on the advice or opinion of counsel and independent accountants satisfactory to it, and for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice, the Stockholder Representative shall not be liable to any Person, including, without limitation, any Holder in its capacity as such. The Stockholder Representative shall have no duties or responsibilities other than those expressly set forth in this Agreement or the Reconciliation Agreement. The Stockholder Representative, acting as such under this Agreement or the Reconciliation Agreement, is not charged with knowledge of or any duties or responsibilities under, and shall not be bound by, any other document or agreement. The Stockholder Representative shall be entitled to be reimbursed, from the amounts available in the Reconciliation Fund, for all reasonable out-of-pocket documented charges and expenses incurred in good faith by the Stockholder Representative in connection with the performance of its duties as Stockholder Representative under this Agreement, the Reconciliation Agreement or any other agreement made in connection with the transactions contemplated by this Agreement or the Reconciliation Agreement, including, without limitation, attorneys fees, accountants’ fees and any amounts arising in respect of its indemnification obligations pursuant to Section 7(a) of the Reconciliation Agreement. If the Stockholder Representative shall be unable or unwilling to serve in such capacity (i) prior to the Effective Time, his or her successor shall be named by the Board of Governors or (ii) after the Effective Time, his or her successor shall be named by those Persons who held a majority of the Class B Shares immediately prior to the Effective Time, and, in either case, such successor shall serve and exercise the powers of Stockholder Representative hereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter (subject to Section 8.13(c) of this Agreement) delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

3.1. Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the

Company’s, and each of its Subsidiaries’ certificate of incorporation and by-laws, each as amended to date, and each as so delivered is in full force and effect. Section 3.1 of the Company Disclosure Letter contains a correct and complete list of all Subsidiaries of the Company, and each jurisdiction where the Company and each Subsidiary is organized and qualified to do business. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries or by such Person and any one or more of its respective Subsidiaries, and (ii) “Company Material Adverse Effect” means: (x) any event, occurrence, fact, condition, change, or effect that is materially adverse to the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole, excluding any such event, occurrence, fact, condition, change or effect arising out of or relating to (A) the announcement or consummation of the Merger or any other transactions contemplated by this Agreement; (B) (1) any change in economic, business, regulatory or securities markets conditions generally, to the extent it does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to the effect on other securities exchanges or other participants in the securities industry having operations similar to the Company’s operations that may be so affected; (2) any changes in any Laws, to the extent that they are not directed primarily at the Company or any of its Subsidiaries or the securities industry; or (3) any outbreak or escalation of hostilities or war or any act of terrorism to the extent such outbreak or escalation does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to the effect on other securities exchanges or other participants in the securities industry having operations similar to the Company’s operations that may be so affected; (C) any action or omission by the Company or any of its Subsidiaries that is required by this Agreement; or (D) (1) the expenses actually incurred by the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby (including, without limitation, legal, investment banking, audit, Board of Governors and consulting fees) and (2) the estimated legal, investment banking, audit, Board of Governors and consulting expenses not actually incurred but reasonably expected to be incurred by the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby; or (y) an effect (other than caused by an action taken in response to an Acquisition Proposal as permitted by Section 5.2) that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

3.2. Capital Structure. The authorized capital of the Company consists of 1,100,000 shares, consisting of (i) 1,000,000 shares of common stock, par value $0.01 per share, of which 50,500 shares of such common stock are designated as “Class A Shares” and 949,500 shares of such common stock are designated as Class B Shares (such Class B Shares, together with the Class A Shares, the “Shares”) and (ii) 100,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Shares”), of which one (1) share of such preferred stock is designated as “Series A Preferred Stock.” As of the date hereof, no Class A Shares are issued and outstanding, 441,504 Class B Shares are issued and outstanding and one share of Series A Preferred Stock is issued and outstanding. The Subsidiaries of the Company hold no shares of capital stock of the Company, or securities or obligations convertible or exchangeable into or exercisable for such capital stock. All of the outstanding Shares and the Company Preferred Shares have been duly authorized and validly issued and are fully paid and nonassessable. The one share of Series A Preferred Stock is legally held by the Wilmington Trust Company, free and clear of any Lien, subject to applicable Laws and that certain Third Amended and Restated Trust Agreement, dated as of February 22, 2007. The Company has no Shares or Company Preferred Shares reserved for issuance, except that, as of the date hereof, there were an aggregate of 17,773 Shares issuable pursuant to grants under the Company’s 2005 Stock Incentive Plan (the “Company Stock Plan”). Section 3.2 of the Company Disclosure Letter contains a correct and complete list as of the date hereof of the number of shares of Company Common Stock subject to outstanding awards under the Company Stock Plan. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, to the extent owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, is owned free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Company Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which obligations are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Section 3.2 of the Company Disclosure Letter sets forth, for each Subsidiary of the Company, (i) the authorized capital stock, (ii) the number of issued and outstanding shares of capital stock or other equity interests and (iii) the holders of such capital stock or equity interests and the amounts held by such holders. Section 3.2 of the Company Disclosure Letter sets forth any capital stock or other equity interests of any other Person owned by the Company or any Subsidiary (other than in connection with the ordinary course of operation of its brokerage business). Section 3.2 of the Company Disclosure Letter contains a true and complete list of each Person in which the Company owns, directly or indirectly, any voting interest that may require a filing by Parent or any “Affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”) of Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

3.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the affirmative written consent of the holders of a majority of the outstanding Class B Shares entitled to vote thereon (the “Company Requisite Vote”). The Company Requisite Vote is the only vote of the holders of capital stock of the Company required by the DGCL, the Charter, the By-Laws, or otherwise to adopt this Agreement or approve the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Enforceability Exception”).

(b) The Board of Governors of the Company, at a meeting duly called and held, has unanimously (among those voting) (i) declared and determined that the Agreement and the Merger and the other transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company; (ii) approved this Agreement and the Merger; (iii) resolved to recommend that the holders of Class B Shares approve and adopt this Agreement and the Merger (such recommendations being the “Governors’ Recommendation”); and (iv) directed that this Agreement be submitted to the holders of Class B Shares for their approval and adoption. As of the date of this Agreement, the foregoing resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Board of Governors of the Company shall have received an opinion of Greenhill & Co., LLC stating the opinion of Greenhill & Co., LLC that the Merger Consideration to be received by the holders of Outstanding Shares pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than (i) the notices and/or filings pursuant to Section 1.3; (ii) the notices and/or filings under the HSR Act, the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and the rules and regulations promulgated thereunder; (iii) the consents and approvals to be obtained from the SEC; (iv) the notices, filings, consents and/or approvals to be obtained from all Self-Regulatory Organizations (if any) or the Options Price Reporting Authority (“OPRA”) (if any); and (v) foreign approvals, state securities and “blue sky” laws, no notices, filings, consents, registrations, approvals, permits or authorizations are required to be made by the Company with, or obtained by the Company or any of its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body, other than the Company or its Subsidiaries (each a “Governmental Entity”), Self-Regulatory Organization or OPRA in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby. For the purposes of this Agreement, “Self Regulatory Organization” shall mean the NASD, any other U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, futures commission merchants, securities underwriting or securities or futures trading, stock or options exchanges, commodity futures exchanges, ECNs, clearing houses, clearing organizations, quotation or other data vendors, insurance companies or agents, investment companies, commodity pool operators, commodity trading advisers or investment advisers.

(b) The execution, delivery and performance of this Agreement by the Company do not, the consummation by the Company of the Merger and the other transactions contemplated hereby and the execution, delivery and performance of the Voting Agreements by the parties thereto will not, constitute or result in (i) subject to the approval of the Amended Charter and Amended By-Laws by the SEC, a breach or violation of, or a default under, the

Charter or By-laws of the Company, or the comparable governing documents of any of its Subsidiaries; (ii) with or without notice, lapse of time or both, a material breach or material violation of, a termination (or right of termination) or a material default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the material assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture or other legally binding obligation (a “Contract”) which constitutes a Company Material Contract, binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by the Company of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 3.4(a), any Law or governmental or non-governmental License to which the Company or any of its Subsidiaries is subject; or (iii) any change in the rights or obligations of any party under any Company Material Contract binding upon the Company or any of its Subsidiaries (including, without limitation, any change in pricing, put or call rights, rights of first offer, rights of first refusal, tag-along or drag-along rights or any similar rights or obligations which may be exercised in connection with the Merger and the other transactions contemplated hereby). Section 3.4(b) of the Company Disclosure Letter sets forth a correct and complete list of the Company Material Contracts of the Company or any of its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement.

3.5. Financial Statements.

(a) The Company has previously delivered to Parent true, correct and complete copies of (x) the audited balance sheets as of December 31, 2006 and 2005 and the related audited statements of income and cash flows for the twelve month periods ended December 31, 2006, 2005 and 2004 (including footnotes thereto) and (y) the unaudited balance sheets as of September 30, 2007 and the related unaudited statements of income and cash flows for the nine month period ended September 30, 2007 (collectively the “Financial Statements”).

(b) Each of the Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position and results of operations of the Company and any other entity included therein and their respective Subsidiaries as of its date and for the periods set forth therein, in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein and except that Financial Statements that are not annual Financial Statements do not contain footnotes and are subject only to normal and recurring year-end adjustments that have not been and could not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(c) Since December 31, 2006 (the “Audit Date”), (i) none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Audit Date, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing which have no reasonable basis), and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation of applicable Law, relating to periods after the Audit Date, by the Company or any of its officers, directors, employees or agents to the Board of Governors of the Company or any committee thereof or, to the Company’s Knowledge, to any director or officer of the Company. The “Company’s Knowledge” shall mean the actual knowledge of the officers of the Company set forth on Section 3.5(c) of the Company Disclosure Letter, after reasonable inquiry.

3.6. Absence of Certain Changes. Except as disclosed in the Financial Statements, since the Audit Date, the Company and its Subsidiaries have, in all material respects, conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses, except as otherwise contemplated or permitted by this Agreement. Since the Audit Date, there has not been any Company Material Adverse Effect or any event, occurrence, discovery or development which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.7. Litigation and Liabilities.

(a) Except as disclosed in the Financial Statements, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations or proceedings, including before any Governmental Entity, or injunctions or final judgments relating thereto, pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or (ii) to the Company’s Knowledge, any investigations pending or threatened against the Company or any of its Subsidiaries, in each case that could reasonably be expected to result in a material loss to the Company and its Subsidiaries taken as a whole (each, a “Legal Action”). None of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Section 3.7(a) of the Company Disclosure Letter sets forth a list of all Legal Actions pending against the Company or any of its Subsidiaries as of the date of this Agreement.

(b) There are no liabilities or obligations of the Company or any Subsidiary of the Company, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances that would reasonably be expected to result in any obligations or liabilities of, the Company or any of its Subsidiaries, other than:

(i) liabilities or obligations to the extent reflected on the Financial Statements (or disclosed in the notes thereto);

(ii) liabilities or obligations incurred in the ordinary course of business since the Audit Date;

(iii) performance obligations under Contracts required in accordance with their terms, or performance obligations, to the extent required under applicable Laws, in each case to the extent arising after the date hereof; or

(iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.8. Employee Benefits.

(a) Section 3.8(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each bonus, employment, retention, change in control, consulting, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, welfare benefit, fringe benefit, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or as to which the Company or any Subsidiary has, or may have any liability or obligation, whether written or oral.

(b) With respect to each of the Company Plans, the Company has heretofore delivered or made available to Parent true and complete copies of each of the following documents: (i) the Company Plan and related documents (including trust agreements and insurance contracts) and all amendments thereto; (ii) the most recent annual reports, actuarial reports, and financial statements, if any; (iii) the most recent summary plan description, together with each summary of material modifications, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to each Company Plan, if any; (iv) the most recent determination letter or opinion letter received from the Internal Revenue Service (the “IRS”) with respect to each Company Plan that is intended to be qualified under the Code; and (v) all material communications to or from the IRS or any other governmental or regulatory authority relating to each Company Plan.

(c) No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any Subsidiary or any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” under Section 414 of the Code (a “Company ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full when due, and no condition exists that presents a material risk to the Company, any Subsidiary or any Company ERISA Affiliate of incurring a liability under such Title or such Sections other than liability for the payment of PBGC premiums, which have been or will be paid when due. No Company Plan subject to Section 412 of the Code or Section 302 of ERISA has incurred an accumulated funding deficiency, whether or not waived.

(d) Neither the Company nor any of its Subsidiaries, nor any Company ERISA Affiliate, or to Company’s Knowledge, any other “disqualified person” (within the meaning of Section 4975 of the Code) or “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the Company Plans.

(e) Neither the Company nor any Subsidiary has acted or failed to act in such a way as to cause the Company or any Subsidiary to be liable (either directly or pursuant to any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan), and no condition exists that presents a material risk to the Company or any Subsidiary of incurring any liability, directly or indirectly, for taxes imposed pursuant to Sections 4976, 4980B, 4980D, 4980E, or 4980F of the Code.

(f) All contributions required to have been made under the terms of any Company Plan, or pursuant to ERISA or the Code have been timely made, and all obligations in respect of each Company Plan have been properly accrued and reflected on the most recent Financial Statements of the Company to the extent required by GAAP.

(g) No reportable event under Section 4043 of ERISA has occurred or will occur with respect to any Company Plan on or before the date hereof and, no condition exists which is likely to cause any such event to occur prior to the Closing Date, other than any reportable event occurring by reason of the transactions contemplated by this Agreement.

(h) None of the Company Plans is and neither the Company, nor any Subsidiary, nor any ERISA Affiliate has any liability, or has no material risk of incurring any liability, in respect of, a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

(i) The IRS has issued a favorable determination letter, or the Company can rely on an opinion letter, in respect of each of the Company Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code and, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Company Plan under Section 401(a) of the Code, or require the Company to file a submission under the Internal Revenue Service’s employee plans compliance resolution system or take other corrective action pursuant to such system in order to maintain the qualified status of such Company Plan. Each of the Company Plans that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements. Each of the Company Plans has been operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code. Each Company Plan may be amended or terminated without liability to the Company or any of its Subsidiaries, other than liability for accrued benefits through the date of the amendment or termination and administrative costs of amending or terminating the Company Plan.

(j) There are no claims pending, or, to the Company’s Knowledge, threatened or anticipated (other than routine claims for benefits) against any Company Plan, the assets of any Company Plan or against the Company, any Subsidiary or any Company ERISA Affiliate with respect to any Company Plan.

(k) Except as identified in Section 3.8(k) of the Company Disclosure Letter, no Company Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, directors or other service providers of or to the Company or any of its Subsidiaries after retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefit or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of

ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, or (iv) benefits, the full cost of which is borne by the current or former employee or director (or his/her beneficiary)). No Company Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code.

(l) Except as set forth in Section 3.8(l) of the Company Disclosure Letter, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby is a precondition to (either alone or together with any other event) (i) any current or former employee, director or other service provider of or to the Company or any of its Subsidiaries becoming entitled to severance pay or any similar payment, (ii) the acceleration of the time of payment, funding or vesting, or an increase in the amount of any compensation due to any current or former employee, director or other service provider of or to the Company or any of its Subsidiaries, or (iii) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or other service provider of or to the Company or any of its Subsidiaries.

(m) Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has, since January 1, 2005, been operated and administered in good faith compliance with the requirements of Section 409A of the Code, as determined in accordance with applicable IRS guidance under Section 409A of the Code.

(n) No Company Plan subject to Title I of ERISA holds any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(o) Except as set forth in Section 3.8(o) of the Company Disclosure Letter, no payment or benefit paid or provided, or to be paid or provided, to current or former employees, directors or other service providers of the Company or any of its Subsidiaries (including pursuant to this Agreement) will fail to be deductible for federal income tax purposes under Section 280G of the Code. Except as disclosed in Section 3.8(o) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any plan, policy or agreement that provides for the payment of Severance Benefits Gross-Up Payments, Excess Tax Gross-Up Payments or Designated Tax Gross-Up Payments and neither the Company nor any Subsidiary has any obligation, whether fixed or contingent, to make any such payment.

(p) Each Person who performs services for the Company or any of its Subsidiaries has been, and is, properly classified by the Company or any of its Subsidiaries as an employee or independent contractor, except where the failure, individually or in the aggregate, to properly classify such Person(s) would not reasonably be expected to result in liability material to the Company or any of its Subsidiaries.

3.9. Compliance with Laws; Licenses; Regulatory Registrations and Memberships.

(a) Except as is not and would not be reasonably expected to be material to the Company and its Subsidiaries taken as a whole, since January 1, 2005, the businesses of each of the Company and its Subsidiaries have not been conducted in violation of any federal, state, local or foreign law, statute, ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, License, or published policy or interpretation of any Governmental Entity that is presently in effect or has been approved, subject to a later effective date within 180 days of the date hereof (collectively, “Laws”). Except as set forth in notes to the Financial Statements, no material investigation or review by any Governmental Entity, any Self-Regulatory Organization or OPRA with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity, any Self-Regulatory Organization or OPRA indicated in writing an intention to conduct the same. Each of the Company and its Subsidiaries has obtained and is in substantial compliance with all material permits, licenses, certifications, franchises, variances, exemptions, orders, and other authorizations, consents and approvals (“Licenses”) of all Governmental Entities, Self-Regulatory Organizations and OPRA necessary to conduct its business in all material respects as presently conducted. Section 3.9(a) of the Company Disclosure Letter sets forth to the Company’s Knowledge (i) a list of all pending or threatened investigations by any Governmental Entity with respect to the Company or any of its Subsidiaries and (ii) a list of all investigations by any Governmental Entity with respect to the Company or any of its Subsidiaries that were completed during the one-year period prior to the date of this Agreement.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with (i) each License, (ii) its obligations under each of the Licenses and (iii) the rules, regulations, published policies and interpretations of, and no-action letters or exemptions obtained by the Company or any of its Subsidiaries issued by, the Governmental Entity issuing such Licenses, including, but not limited to, its responsibilities as a Self Regulatory Organization to surveil its marketplace and the conduct of its members, other users, and issuers of the instruments it lists or trades. There is not pending or, to the Company’s Knowledge, threatened before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or, to the Company’s Knowledge, investigation against the Company or any of its Subsidiaries relating to any of the Licenses. Since January 1, 2005, the actions of the applicable Governmental Entities granting all Licenses have not been reversed, stayed, enjoined, annulled or suspended, or scheduled to terminate or lapse and there is not pending or, to the Company’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity which challenges or questions the validity of or any rights of the holder under any License.

(c) None of the Company, the Company Subsidiaries or, to the Company’s Knowledge, their respective directors, officers, managers or employees:

(i) since January 1, 2005, has been nor currently is, nor is any Affiliate thereof, subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any clearing organization under Section 15, Section 15B or Section 15C of the Exchange Act, and, to the Company’s Knowledge, there is no reasonable basis for a proceeding or investigation, whether formal or informal, preliminary or otherwise, that is reasonably likely to result in any such censure, limitation, suspension or revocation; or

(ii) since January 1, 2005, has been the subject of, or incurred, as applicable, any fines, penalties, judgments, awards, settlements, losses, damages or sanctions from, or as the result of any inquiry, audit, review, examination or investigation by, the SEC or the Commodity Futures Trading Commission (the “CFTC”).

(d) Neither the Company nor any Company Subsidiary is required to be registered with the SEC as a broker-dealer under Section 15(b) of the Exchange Act or as an investment adviser under Section 203(a) under the Investment Advisers Act of 1940.

(e) The Company is registered as a national securities exchange and as a self-regulatory organization under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act, and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on the Company’s securities exchange and (ii) with respect to all other matters for which rules are required under the Exchange Act. All of the rules (as defined in Section 3(a)(27) of the Exchange Act) that the Company has adopted are in compliance with the Exchange Act and the applicable rules thereunder.

(f) The Company’s Subsidiary, the Philadelphia Board of Trade, has been designated by the CFTC as a “contract market” under the Commodity Exchange Act. Neither the Company, nor any Subsidiary of the Company, is required to be registered with the CFTC as a “derivatives clearing organization” or, other than the Philadelphia Board of Trade, to apply to the CFTC for designation as a “contract market”.

(g) The Company’s Subsidiary, Stock Clearing Corporation of Philadelphia, Inc., is registered as a clearing agency pursuant to Section 17A of the Exchange Act and Rule 17Ab2-1 thereunder.

(h) Each of the Company and its Subsidiaries is in compliance with all applicable regulatory capital (if any) and other regulatory financial requirements (if any) and no distribution of cash from the Company or any of its Subsidiaries after the date hereof, where such action occurs prior to the Closing, will result in such Company or Subsidiary not being in compliance with applicable regulatory capital requirements.

3.10. Material Contracts.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth in subsections corresponding to this Section 3.10(a) a true and complete list of all of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties, rights or assets are bound as of the date of this Agreement (collectively, the “Company Material Contracts”):

(i) real and personal property leases or subleases, product or service supply and purchase agreements, in each case, involving annual payments to or by the Company or any of its Subsidiaries in excess of $250,000;

(ii) other agreements, including any oral agreements, requiring annual payments by the Company or any of its Subsidiaries in excess of $250,000;

(iii) loan agreements, credit agreements, security agreements, guarantees, indentures, mortgages and notes or other debt instruments evidencing indebtedness of the Company or any of its Subsidiaries for borrowed money, extensions of credit to the Company or any of its Subsidiaries or the guaranty by the Company or any of its Subsidiaries of obligations in respect of the borrowings of moneys by or extensions of credit to any other Person;

(iv) partnership, joint venture or limited liability company agreements to which the Company or any of its Subsidiaries is a party or is otherwise bound;

(v) collective bargaining agreements with any union, works council or similar bodies to which the Company or any of its Subsidiaries is a party or is otherwise bound;

(vi) non-competition or non-solicitation agreements that materially restrict the ability of the Company or any of its Subsidiaries to conduct its business as currently conducted (or which purport to limit the freedom of Parent after the Effective Time);

(vii) all Contracts relating, directly or indirectly, to (A) any past (if any of the terms thereof remain in effect) or future disposition or acquisition of any material assets, rights or properties by or to the Company or any of its Subsidiaries, other than dispositions or acquisitions of inventory or equipment in the ordinary course of business or (B) other than this Agreement, any merger, consolidation or combination of, any sale, dividend, split or other disposition of any equity interests of, or any sale, dividend, distribution or other disposition of all or substantially all of the assets of any Person;

(viii) any other contract that reasonably would be viewed by management as material to the Company and its Subsidiaries, taken as a whole; and

(ix) all Contracts with Governmental Entities.

(b) A true and complete copy of each Company Material Contract has previously been delivered or made available to Parent (subject to applicable confidentiality restrictions), and each such Company Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect in accordance with its terms and conditions, subject to the Enforceability Exception, and none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto is in material default or breach under the terms of any such Company Material Contract.

3.11. Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) With respect to the real property leased or subleased to the Company or its Subsidiaries that is material to the business of the Company (the “Company Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries has received written notice from the applicable landlord or sublandlord that it is in breach of or default under such lease or sublease, which breach or default remains uncured, and to the Company’s and its Subsidiaries’ actual knowledge, no event has occurred which, with notice, lapse of time or both, would constitute a material breach or material default by any of the Company or its Subsidiaries pursuant to any such material lease or sublease or permit termination of such lease or sublease by the landlord thereunder (other than expiration of such lease or sublease by its terms on its scheduled expiration date, rather than an accelerated termination date) or acceleration of the rent obligations thereunder.

(c) Section 3.11(c) of the Company Disclosure Letter contains a true, correct and complete list of all material Company Real Property, including an accurate street address, a brief description of the use of such Company Real Property and the lease, sublease or other agreement for each such property.

(d) All material Licenses required to have been issued to the Company to enable any Company Real Property to be lawfully occupied and used by the Company or its Subsidiaries, as applicable, for all of the purposes for which they are currently occupied and used have been lawfully issued and are in full force and effect. The Company has not received any written notice, nor to the Company’s Knowledge is there any pending, threatened or contemplated condemnation proceeding affecting any Company Real Property or any part thereof, (including any such condemnation that would impair parking at any such Company Real Property) or of any sale or other disposition of any such Company Real Property or any part thereof in lieu of condemnation.

3.12. Takeover Statutes. None of the restrictions on business combinations imposed by DGCL Section 203, any Pennsylvania statute or, to the Company’s Knowledge, any other state takeover or similar statute or regulation (each a “Takeover Statute”) are applicable to the Shares, the Merger or the other transactions contemplated by this Agreement.

3.13. Environmental Matters. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) the Company and its Subsidiaries are in compliance with applicable Environmental Laws; (ii) to the Company’s actual Knowledge, no property currently leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance in a manner that is or could reasonably be required to be Remediated or Removed (as such terms are defined below), that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (iii) none of the Company nor any of its Subsidiaries is subject to any Environmental Liabilities; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any applicable Environmental Law; and (v) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity concerning liability or obligations relating to any applicable Environmental Law or otherwise relating to any Hazardous Substance.

As used herein, the term “Environmental Laws” means all applicable Laws (including any common law) relating to: (A) the protection, investigation or restoration of the environment, human health, safety (as it relates to the environment), or natural resources, (B) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance or (C) indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Environmental Liability” means any obligations or liabilities (including any written notices, claims, complaints, suits or other formal assertions of obligations or liabilities) that are: (A) related to environmental or human health or safety (as it relates to the environment) issues (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water); and (B) based upon (I) any provision of applicable Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity.

As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended; and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, heavy metals, radon gas, toxic mold, mold spores and mycotoxins.

As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).

As used herein, the term “Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable applicable Environmental Laws, whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other persons.

3.14. Taxes.

(a) Each of the Company and its Subsidiaries has duly filed (or caused to be filed) all material Tax Returns that it was required to file with any Governmental Entity on or before the Effective Time, in each case on or before the due date prescribed by law for the filing thereof (with due regard to extensions lawfully and timely obtained). All material Taxes of the Company and of each of its Subsidiaries have been duly and timely paid. Any liability of the Company or any of its Subsidiaries for material Taxes not yet due and payable, or which are being contested in good faith, has been provided for in the Financial Statements. No claim has ever been made by any Governmental Entity in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens on any of the assets of any of the Company and its Subsidiaries on account of any Tax (other than a Tax that is not yet due and payable). The Company has delivered to Parent correct and complete copies of all federal and state income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries since December 31, 2003. Section 3.14(a) of the Company Disclosure Letter sets forth in reasonable detail all Tax Returns due within seventy-five (75) days (without regard to any available extensions not yet obtained) after the Effective Time.

(b) All Tax Returns filed by the Company and each Subsidiary were true, correct, complete and accurate in all material respects when and as filed and (except as set forth in Section 3.1(n)(ii) of the Company Disclosure Letter) are final. Neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Returns which have not since been filed. Except as fully settled and paid or accrued on the Company’s Financial Statements, the Company is not aware of any pending or threatened audit, examination, deficiency, adjustment, refund claim, or proceeding with respect to Tax Returns, paid Taxes, unpaid Taxes or Tax attributes of the Company or any Subsidiary, and no proceeding with respect thereto is underway. There are currently no agreements in effect with respect to the Company or any Subsidiary to extend the period of limitations for the assessment or collection of any Tax.

(c) Neither the Company nor any Subsidiary has executed or entered into any written agreement with any Governmental Entity conceding or agreeing to any treatment of Taxes or Tax attributes, including, without limitation, an IRS Form 870 or Form 870-AD, closing agreement or special closing agreement, affecting the Company or any Subsidiary pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law.

(d) All Taxes that the Company or any Subsidiary is required by Law to withhold or collect, including sales and use taxes, and amounts required to be withheld for Taxes of employees and other withholding taxes, have been duly and timely withheld or collected and, to the extent and when required, have been paid over to the proper Governmental Entity or are held in separate bank accounts for such purpose; and all document retention, information gathering and information reporting requirements related to any such Taxes have been complied with in accordance with all applicable provisions of the Code, the regulations issued thereunder, and other applicable Laws and regulations.

(e) Neither the Company nor any Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code in any taxable period ending after the date hereof.

(f) No power of attorney has been granted by or with respect to the Company or any Subsidiary with respect to any matter relating to Taxes.

(g) Neither the Company nor any Subsidiary is or has at any time been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law).

(i) None of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j) Neither the Company nor any Subsidiary has sponsored, promoted, marketed or entered into any transaction that constituted a “tax shelter” within the meaning of any provision of the Code or the regulations issued thereunder.

(k) Neither the Company nor any of its Subsidiaries has engaged in any transaction that may give rise to: (A) a return filing requirement under Section 6111 of the Code; (B) a list maintenance obligation under Section 6112 of the Code; (C) a disclosure obligation under Section 6011(g) of the Code; or (D) any obligation arising under any provision of state, local or foreign law corresponding to or similar to the provisions in any of clauses (A), (B) or (C).

(l) For purposes of this Section 3.14, (i) references to the “Company,” “Parent” and “Subsidiary” shall include predecessors thereof; and (ii) “Subsidiary” shall include each corporation, partnership, limited liability company, joint venture or other entity which the Company or, as applicable, the Parent, controls directly or indirectly (through one or more intermediaries). For purposes of the previous sentence, “control” means the possession, direct or indirect, of the power either (i) to vote fifty percent (50%) or more of the voting interests of a corporation, partnership, limited liability company, joint venture or other entity, or (ii) to direct or cause the direction of the management and policies of a corporation, partnership, limited liability company, joint venture or other entity, whether by contract or otherwise.

(m) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required or permitted to be supplied to a Tax authority relating to Taxes.

3.15. Labor Matters. As of the date hereof, Section 3.15 of the Company Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts (including all amendments thereto) applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or to the Company’s Knowledge, threat thereof by or with respect to any employee of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has breached in any material respect or otherwise failed to comply in any material respect with any provision of any collective bargaining or other labor union contract applicable to any employees of the Company or any of its Subsidiaries and there are no grievances or complaints outstanding or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries under any such collective bargaining or other labor union contract. The Company has made available to Parent and its representatives true and complete copies of all Contracts listed on Section 3.15 of the Company Disclosure Letter.

3.16. Employment Matters.

(a) Except as set forth on Section 3.16(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries has complied in all material respects with applicable Law relating to the employment of labor, including those relating to wages, hours, unfair labor practices, collective bargaining, discrimination, equal employment opportunity, immigration, payment of social security and similar Taxes, collective bargaining, occupational safety and health and plant closing. Neither the Company nor any of its Subsidiaries is liable for the payment of any compensation, damages, Taxes, fines, penalties or other amounts, however designated, for failure to comply, in all material respects, with any applicable Law relating to the employment of labor.

(b) There are no complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or local labor agency by or on behalf of any employee the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice.

(c) To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries, nor any consultant with whom the Company or any of its Subsidiaries has contracted, is in violation of any material term of any material employment agreement, proprietary information agreement or any other agreement relating to the performance of services by any such individual on behalf of the Company or any of its Subsidiaries which violation could reasonably be expected to result in a Company Material Adverse Effect.

(d) Except as set forth on Section 3.16(d) of the Company Disclosure Letter, there is no (i) employment-related lawsuit, action, proceeding, or claim pending or threatened against the Company or any of its Subsidiaries, nor (i) pending internal investigation of any complaints of employment law violations by the Company or any of its Subsidiaries.

(e) Except as set forth on Section 3.16(e) of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance with and has timely filed all notices required under the WARN Act.

3.17. Intellectual Property and IT Assets.

(a) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, registered Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other like intellectual property and proprietary rights.

(b) The Company and/or at least one of its Subsidiaries possesses sufficient and legally enforceable rights to use all material Intellectual Property which is owned by the Company and/or at least one of its Subsidiaries or necessary to or used in connection with the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”) for the conduct of the business of the Company and its Subsidiaries as currently conducted and the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Set forth in Section 3.17(b)(i) of the Company Disclosure Letter is a true and complete list of all registrations and applications for the Company Intellectual Property and all material unregistered Company Intellectual Property, including, as applicable, the owner, jurisdiction, and registration or application number. The Company Intellectual Property owned by the Company is to the Company’s Knowledge valid, subsisting and enforceable. The Company’s and/or its Subsidiaries’ ownership of and/or right to use the Company Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance. No other Person has the right to use any of the owned Company Intellectual Property except pursuant to non-exclusive license grants made in Contracts in tangible form by the Company. A true and complete list of all Contracts under which the Company or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any Company Intellectual Property (the “Company Intellectual Property Contracts”) is set forth in Section 3.17(b)(ii) of the Company Disclosure Letter. To the Company’s Knowledge all of the Company Intellectual Property Contracts are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Enforceability Exceptions. No claim has been made that the Company or any of its Subsidiaries, or to the Company’s Knowledge, another Person, has breached any Company Intellectual Property Contract.

(c) There are no pending or, to the Company’s Knowledge, threatened claims by any Person alleging infringement by the Company or its Subsidiaries for their use of any Intellectual Property. To the Company’s Knowledge, the conduct of the business of the Company as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the Company’s Knowledge, there is no unauthorized use, infringement, misappropriation or other violation of Company Intellectual Property by any Person, including any Employee of the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other material non-public information owned by the Company or its Subsidiaries, or received from third Persons which the Company or its Subsidiaries is obligated to treat as confidential. To the Company’s knowledge, there have been no material breaches of confidentiality or loss of trade secret rights with respect to any material Company Intellectual Property.

(d) Section 3.17(d) of the Company Disclosure Letter (i) lists all material software (other than commercially available, licensed software) and IT Assets that are owned, licensed, leased, or otherwise used by the Company or its Subsidiaries, and (ii) identifies which of such software or other IT Assets are owned, licensed, leased, or otherwise used, as the case may be, in each case as of the date of this Agreement. To the Company’s Knowledge, the IT Assets of the Company operate and perform in all material respects in accordance with their documentation and functional specifications (other than portions of the documentation and functional specifications relating to such portions of the IT Assets that are not used by the Company and its Subsidiaries in connection with the business of the Company and its Subsidiaries as currently conducted), to the extent available, or as otherwise required by the Company and its Subsidiaries in connection with the business of the Company and its Subsidiaries as currently conducted. Each of the Company and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

(e) Since January 1, 2006, there has been no material security breach with respect to the IT Assets or operation of the business of the Company or its Subsidiaries.

(f) “IT Assets” means, with respect to the Company or Parent, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of the Company or Parent, as applicable, as currently conducted.

3.18. Foreign Operations. Neither the Company nor any of its Subsidiaries (i) conducts operations outside of the United States, or (ii) has any assets or business operations located outside of the United States.

3.19. Insurance. Section 3.19 of the Company Disclosure Letter lists and briefly describes (including name of insurer, agent, coverage and expiration date) each insurance policy maintained by, at the expense of or for the benefit of the Company or any of the Subsidiaries with respect to its properties and assets and describes any material claims made thereunder, in each case as of the date of this Agreement. All such insurance policies are in full force and effect and neither the Company nor any Subsidiary is in default with respect to its obligations under any such insurance policy. Either the Company or one of its Subsidiaries is the beneficiary of each such policy. The insurance coverage of the Company and the Subsidiaries is customary for corporations of similar size engaged in similar lines of businesses. The Company has not received any notice or other communication regarding any (i) cancellation or invalidation of any insurance policy, (ii) refusal of any coverage or rejection of any claim under any insurance policy or (iii) material adjustment in the amount of premiums payable with respect to any insurance policy.

3.20. Accounts Receivable. The accounts receivable of the Company as reflected in the Financial Statements, to the extent uncollected on the date hereof and other than exceptions which are not in the aggregate material, (i) arose from bona fide transactions, represent monies due, and the Company has made reserves reasonably adequate (subject to adjustment for operations and transactions through the Closing Date in the ordinary course of business consistent with past practice in all material respects) for such accounts receivable not collectible in the ordinary course of business; and (ii) subject to the reserves described in clause (i), are not subject to any refunds, discounts, rights of setoff or other adjustments, that arise out of any agreement or commitment of the Company or any Subsidiary of the Company with or to the applicable debtors. Section 3.20 of the Company Disclosure Letter sets forth an aging schedule of all outstanding accounts receivable of the Company thirty (30) days or older as of October 31, 2007.

3.21. Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed, and is solely responsible for the fees and expenses of, Greenhill & Co., LLC and Robert Gerard as its financial advisors, and a copy of the engagement letter with each such financial advisor has been provided to Parent prior to the date hereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter (subject to Section 8.13(c) of this Agreement) delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby represent and warrant to the Company that:

4.1. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. “Parent Material Adverse Effect” means (x) any event, occurrence, fact, condition, change, or effect that is materially adverse to the financial condition, business or results of operations of Parent and its Subsidiaries taken as a whole, excluding any such event, occurrence, fact, condition, change or effect arising out of or relating to the announcement or consummation of the Merger or any transactions contemplated by this Agreement, or (y) an effect that would prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

4.2. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

4.3. Corporate Authority; Approval.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject to adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall be obtained promptly after execution of this Agreement. This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exception.

(b) The Board of Directors of Merger Sub has declared that this Agreement and the Merger and the other transactions contemplated hereby are advisable, has approved this Agreement and has recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement.

(c) The Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby.

4.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than (i) the notices and/or filings pursuant to Section 1.3; (ii) the notices and/or filings under the HSR Act, Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder; (iii) the consents and approvals to be obtained from the SEC; (iv) the notices, filings, consents and/or approvals to be obtained from all Self-Regulatory Organizations (if any) or OPRA (if any); and (v) foreign approvals, state securities and “blue sky” laws, no notices, filings, consents, registrations, approvals, permits or authorizations are required to be made by the Parent with, or obtained by Parent or any of its Subsidiaries from, any Governmental Entity, Self-Regulatory Organization or OPRA in connection with the execution, delivery and performance of this Agreement by Parent and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub; (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any material Contract binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 4.4(a), any Law or governmental or non-governmental License to which Parent or any of its Subsidiaries is subject; (iii) a default under any agreement or loan agreement or any other indebtedness agreement or instrument of indebtedness that is binding upon Parent or any of its Subsidiaries or assets; or (iv) any change in the rights or obligations of any party under any material Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii), (iii) or (iv) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

4.5. Available Funds. Parent has, and at the Effective Time will have, available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Agreement.

4.6. Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement.

ARTICLE 5

COVENANTS

5.1. Interim Operations. (i) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated by this Agreement or as required by applicable Laws, its business and that of its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice and it shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of the Company and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) as set forth in Section 5.1(i) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its Charter or By-Laws or other applicable governing instruments, excluding the Rules of the Board of Governors of the Company and Options Rules, or amend any term of the Shares or the Company Preferred Shares;

(b) merge or consolidate the Company or any of its Subsidiaries with any other Person, other than the Merger and other than any mergers or consolidations among the Company and its Subsidiaries or among the Company’s Subsidiaries, or adopt a plan of liquidation;

(c) other than the issuance of shares pursuant to the Company Stock Plan, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(d) create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries;

(e) make any material loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company), other than in the ordinary course of business;

(f) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on (i) any Shares or Company Preferred Shares, or (ii) any shares of capital stock of any Subsidiary (other than wholly-owned Subsidiaries and pro rata dividends payable to holders of interests in non wholly-owned Subsidiaries);

(g) reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(h) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money in replacement of existing indebtedness for borrowed money on customary commercial terms and except for any indebtedness for borrowed money or guarantee such indebtedness of another Person not in excess of $250,000 in the aggregate;

(i) make or commit to make any capital expenditure in excess of $250,000 individually or $1,000,000 in the aggregate, other than capital expenditures (x) approved by the Board of Governors of the Company prior to the date hereof, (y) within the Company’s 2007 capital budget previously provided to Parent or (z) disclosed in Section 5.1(i)(i) of the Company Disclosure Letter;

(j) other than in the ordinary course of business, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (other than as otherwise permitted by this Section 5.1(i));

(k) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP or by applicable Laws or except as the Company, based upon the advice of its independent auditors after consultation with Parent, determines in good faith is advisable to conform to best accounting practices;

(l) other than in the ordinary course of business or pursuant to contractual obligations in effect on the date hereof, settle any litigation or other proceedings brought or threatened to be brought by any Person (other than a Governmental Entity) before a Governmental Entity, or by any Governmental Entity, other than settlements that do not, individually or in the aggregate, have or would reasonably expected to have a Company Material Adverse Effect and do not involve (i) claims individually or the aggregate in excess of $250,000, or (ii) any injunctive or other non-monetary relief that would be reasonably likely to have a material and adverse impact on the Company, any of its Subsidiaries, Parent or Merger Sub, or would impose material restrictions on the business or operations of the Company, any of its Subsidiaries, Parent or Merger Sub.

(m) other than in the ordinary course of business, (i) amend or modify in any material respect, or terminate or waive any material right or benefit under, any Company Material Contract, or (ii) cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $500,000;

(n) except as required by Law, make any material Tax election or take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods;

(o) other than in the ordinary course of business, sell, lease, license, leaseback or otherwise dispose of any assets (other than obsolete assets) of the Company or its Subsidiaries other than any dispositions of assets;

(p) except as set forth in Section 5.1(p) of the Company Disclosure Letter and as required pursuant to existing written, binding agreements in effect prior to the date of this Agreement that have been provided to Parent or as otherwise required by applicable Laws, (i) enter into any commitment to provide any severance or termination benefits to (or amend any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase the benefits payable under any existing severance or termination benefit policy or employment agreement, (iii) enter into any employment severance, change in control, termination, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (iv) establish, adopt, amend or terminate any Company Plan, (v) increase the compensation, bonus or other benefits of, make any new awards under any Company Plan to, or pay any bonus to any director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, except for increases, new awards or payments in the ordinary course of business consistent with past practice, (vi) take any action to overfund or in any other way secure the payment of compensation or benefits under any Company Plan, except as required pursuant to the terms thereof, (vii) take any action to accelerate the vesting or payment of any compensation or benefits under any Company Plan, to the extent not already required in any such Company Plan, (viii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (ix) amend the terms of any outstanding equity-based award, (x) provide for accelerated vesting, removal of restrictions or exercisability of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted stock units) upon a change in control occurring on or prior to the Effective Time, or (xi) enter into any new collective bargaining agreements (or amendments to existing collective bargaining agreements); or

(q) agree or commit to do any of the foregoing.

(ii) Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger set forth in Sections 6.1 and 6.3 becoming incapable of being satisfied, or (ii) take any action or fail to take any action which would, or would reasonably be likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement. Notwithstanding any other provisions hereof, and for the avoidance of doubt, nothing in this Agreement shall be deemed to restrict or in any way limit the ability of Parent or any of its Subsidiaries (1) to acquire, invest in or dispose of, or enter into or consummate any agreement to acquire, invest in or dispose of, any Person or asset, other than any United States options exchange (except for the options exchange or related assets of the Company and Boston Stock Exchange, Incorporated), or (2) to issue securities of any type, incur indebtedness or engage in any other type of financing activity.

5.2. Acquisition Proposals.

(a) The Company agrees that it shall not, and that its Subsidiaries and its and their respective officers, governors and directors shall not, and that it shall cause its and its Subsidiaries’ employees, agents and representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries (“Representatives”), not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to (1) a tender offer or exchange offer, a merger, reorganization, share exchange, consolidation, business combination or similar transaction involving the Company and the Subsidiaries of the Company (or any of them), (2) any purchase or acquisition in any manner of an equity interest or interests representing, in the aggregate, an amount equal to or greater than a 20% voting or economic interest in the Company or (3) any purchase or acquisition in any manner of assets, securities or ownership interests of or in the Company or its Subsidiaries representing an amount equal to or greater than 20% of the consolidated assets, revenues or earnings of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement (any such inquiry, proposal or offer being hereinafter referred to as an “Acquisition Proposal”), (ii) execute or enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or execute or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose any non-public information or data to, any Person relating to an Acquisition Proposal, or take any other action to knowingly encourage or facilitate, any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to any Acquisition Proposal; provided, however, that, notwithstanding anything to the contrary in this Agreement, at any time prior to, but not after, the time this Agreement is adopted by the Company Requisite Vote, the Company may (A) furnish information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal to the Person making such Acquisition Proposal if the Board of Governors of the Company receives from the Person so requesting such information an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the Confidentiality Agreement, provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time it is provided to such Person; or (B) engage in any discussions or negotiations with any Person who has made an unsolicited bona fide written Acquisition Proposal regarding such Acquisition Proposal if the Board of Governors of the Company receives from such Person an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the Confidentiality Agreement; if and only to the extent that: (x) prior to taking any of the actions set forth in clauses (A) and (B) above, (a) the Board of Governors of the Company shall have determined in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal from the Person that has made the applicable Acquisition Proposal and (b) the Board of Governors, after consultation with its outside legal counsel, shall have determined in good faith that the failure to take such action would result in a breach of its fiduciary duties under applicable Law; and (y) such Acquisition Proposal has not been solicited after the date hereof in violation of this Section 5.2 and was made after the date hereof and did not otherwise result from or arise out of a breach of this Section 5.2.

The term “Superior Proposal” shall mean a bona fide written Acquisition Proposal with respect to the Company and its Subsidiaries taken as a whole by a third party, not resulting from or arising out of a breach of this Section 5.2, that is fully-financed or not subject to any financing conditions or contingencies, is not subject to any due diligence condition, is reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory, timing and similar aspects of, and conditions to, the proposal, and the Person making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders (in their capacity as stockholders) from a financial point of view than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by Parent in response to a Notice of Superior Proposal or otherwise pursuant to Section 5.2(b)); providing that for purposes of the definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned above, except that references to “20%” shall be deemed to be references to “80%.”

(b) Neither the Board of Governors of the Company nor any committee thereof shall (i)(A) withdraw (or amend or modify in a manner adverse to Parent), or propose to withdraw (or amend or modify in a manner adverse to Parent), the Governors’ Recommendation or the approval, recommendation or declaration of advisability by such Board of Governors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Acquisition Proposal or (ii) approve or recommend, or propose to approve or recommend or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement described in clauses (A) and (B) of Section 5.2(a)). Notwithstanding anything in this Section 5.2 to the contrary, prior to obtaining the Company Requisite Vote, the Board of Governors of the Company may, in response to an Acquisition Proposal, withdraw, amend or modify the Governors’ Recommendation in a manner adverse to Parent, recommend or publicly propose to recommend an Acquisition Proposal and/or terminate this Agreement (subject to Section 7.3) in order to accept an Acquisition Proposal, if and only if (1) the Board of Governors of the Company determines in good faith, after consultation with its outside financial advisors and legal counsel, that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the failure to take such actions would result in a breach of its fiduciary duties under applicable Law, and (2) the Company has complied in all material respects with this Section 5.2; provided however that the Board of Governors may not take such action until after the fifth business day following the receipt by Parent of written notice from the Company (a “Notice of Superior Proposal”) advising Parent of the Company’s intent to withdraw, amend or modify the Governors’ Recommendation or recommend or propose to recommend an Acquisition Proposal to the Company’s stockholders or terminate this Agreement, that the Board of Governors of the Company has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal and identifying the Person making such Superior Proposal. The Company agrees that (i) during the five business day period after receipt by Parent of a Notice of Superior Proposal, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and (ii) the Company may take any such action with respect to an Acquisition Proposal that was a Superior Proposal only if such Acquisition Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement to which Parent shall have agreed prior to the expiration of such five business day period. The Company agrees that it will deliver to Parent a new Notice of Superior Proposal with respect to each Acquisition Proposal that has been materially revised or modified prior to taking any action pursuant to the second sentence of this Section 5.2(b) and that a new five business day period shall commence, for purposes of this Section 5.2(b), with respect to each such materially revised or modified Acquisition Proposal from the time Parent receives a Notice of Superior Proposal with respect thereto. For purposes of this Section 5.2(b), the only days that shall not be considered “business days” shall be Saturdays, Sundays and Thanksgiving Day (November 22, 2007).

(c) The Company shall, and shall direct each of its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the parties hereto) that has made or indicated an intention to make an Acquisition Proposal.

(d) The Company agrees that it will notify Parent as promptly as practicable (and, in any event, within 24 hours) if any inquiries, proposals or offers with respect to any Acquisition Proposal or potential Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposal or offer and the status of any such discussions or negotiations.

5.3. Shareholders Approval. The Company Requisite Vote shall be obtained by stockholder written consent in accordance with applicable Laws and the Company’s certificate of incorporation and by-laws, on, but no earlier than 5:00 p.m. on the 20th calendar day following the date Parent first files a Current Report on Form 8-K with the SEC regarding the Merger, which Current Report on Form 8-K shall contain as an exhibit thereto a true, correct and complete copy of the executed Merger Agreement (the “Parent 8-K Date”), in accordance with the terms of the Voting Agreements (the “Written Consent”). The Company will use its reasonable best efforts to obtain the Written Consent and notwithstanding anything contained in this Agreement, (i) in the event that subsequent to the date of this Agreement the Board of Governors of the Company determines in good faith after consultation with its outside legal counsel that its fiduciary duties under applicable Laws require it to withdraw, modify or amend the Governors’ Recommendation in any manner, the Board of Governors of the Company may, prior to the receipt of the Written Consent, so withdraw, modify or amend the Governors’ Recommendation and (ii) notwithstanding the foregoing (or Section 5.2(b)), the Company shall, subject to the provisions of this Section 5.3, submit this Agreement to the holders of Shares for adoption by the Written Consent and shall use its best efforts to do so within the time period prescribed herein. As promptly as practicable, but no more than 20 calendar days, after receipt of sufficient executed Written Consents to approve this Agreement and the Merger, the Company shall deliver, pursuant to Section 228 of the DGCL (and in accordance with applicable law), a written notice to all stockholders of the Company that did not execute the Written Consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company. As promptly as practicable, but no later than the earlier of (i) the 20th calendar day following the transfer of 14% of the interests of the defendants pursuant to the litigation pending against the Company captioned Ginsburg v. Philadelphia Stock Exch., Inc. et al. (as described below) and (ii) the 10th calendar day following the Effective Time, the Company shall deliver, pursuant to Section 262(d) of the DGCL (and in accordance with applicable law), a written notice to all stockholders of the Company that did not execute the Written Consent informing them that statutory appraisal rights are available for their Shares (which notice shall include a copy of such Section 262). The Company shall provide Parent with the opportunity to review and reasonably comment on the information statement included with such notice.

5.4. Filings; Other Actions; Notification.

(a) The Company and Parent shall, subject to the final sentences of Sections 5.1(ii) and 5.4(d) in the case of Parent, cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable, complying at the earliest practicable date with any request for additional information or documentary material received from the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company and Parent shall make the filings required pursuant to the HSR Act within 10 business days of the date of execution of this Agreement. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of Parent and the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as reasonably practicable.

(b) To the extent permitted by applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent of any change, fact or condition which, to the Company’s Knowledge, is reasonably expected to result in a Company Material Adverse Effect or of any failure of any condition to Parent’s obligations to effect the Merger. Parent shall give prompt notice to the Company of any change, fact or condition which, to Parent’s Knowledge, is reasonably expected to result in a Parent Material Adverse Effect or of any failure of any condition to the Company’s obligations to effect the Merger.

(d) Parent’s and the Company’s obligations under this Section 5.4 shall include, without limitation, the obligation to use their respective reasonable best efforts to defend any lawsuits or legal proceedings, whether judicial or administrative, or any other actions by a Governmental Entity, challenging the consummation of the Merger or the other transactions contemplated hereby, including using reasonable best efforts to seek to have any stay or other injunctive relief which would prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement entered by any court or other Governmental Entity reversed on appeal or vacated. For the avoidance of doubt, for purposes of this Agreement, as it relates to Parent, “reasonable best efforts” shall not require Parent or any of its Affiliates in connection with approvals to be sought from the SEC in connection with the transactions contemplated by this Agreement to (i) sell, hold separate or otherwise dispose of any of its material assets or the material assets of their Subsidiaries or the material assets of the Company or any of its Subsidiaries or conduct its business or the Company’s business in a specified manner that is materially different from the manner in which theretofore conducted, or (ii) permit any of its material assets or the material assets of its Subsidiaries or the material assets of the Company or any of its Subsidiaries to be sold, held separate or disposed of or permit its business or the Company’s business to be conducted in a specified manner that is materially different from the manner in which theretofore conducted.

(e) Parent and its Board of Directors and the Company and its Board of Governors shall use their respective reasonable best efforts to provide such information to the SEC and any other Governmental Entity as is required with respect to the consideration by the SEC and any other Governmental Entity of the amendments to the certificates of incorporation or bylaws of Merger Sub, Parent and/or the Company or alternative changes to market or regulatory structure as may be required to consummate and make effective the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Parent and its Board of Directors and the Company and its Board of Governors shall use their respective reasonable best efforts to provide such information to the SEC and CFTC as is reasonably determined to be prudent by Parent in connection with the transactions contemplated by this Agreement.

5.5. Access and Reports.

(a) Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives (including environmental consultants) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested. The Parent shall indemnify the Company for all personal injury or property damage that arises from the acts or omissions of Parent’s officers and other Representatives (including environmental consultants).

(b) From the date hereof until and prior to the earlier of the Closing Date or the Termination Date, the Company shall deliver to Parent true, correct and complete copies of:

(i) the unaudited balance sheet as of December 31, 2007 and each quarterly period ending after the date of this Agreement and prior to the earlier of the Closing Date or the Termination Date and the related unaudited statements of income and cash flows for the three-month periods ended December 31, 2007 and the end date of each other applicable quarterly period (including footnotes thereto), within forty (40) days of the end of each such three-month period;

(ii) all monthly financial statements prepared following the date hereof, on or before the fortieth (40th) day following the end of each such calendar month;

(iii) all reports provided to the Company’s management prepared after the date hereof relating to the Company’s actual performance measured against projected performance and monthly budgets; and

(iv) all financial projections in use as of the date hereof and financial projections prepared after the date hereof, including any revised financial projections prepared after the date hereof, of future performance of the Company.

5.6. Publicity.

(a) Promptly after the execution of this Agreement, Parent and the Company shall issue a joint press release in the form attached hereto as Exhibit E.

(b) The Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the transactions contemplated by this Agreement and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by applicable Laws, by obligations pursuant to any listing agreement with, or rules of, any national securities exchange or by the request of any Governmental Entity.

5.7. Employee Benefits.

(a) During the period ending on the first anniversary of the Closing Date, the Parent will provide, or cause to be provided, to each Continuing Employee a base salary or hourly wage rate (subject to adjustment due to a change in status such as full-time to part-time), which is no less favorable than that provided immediately before the Closing Date; provided that the foregoing shall not be construed as a guaranty of employment for any employee, including any Continuing Employee all of whom shall be “at will” employees except to the extent the employee is a party to an employment agreement listed on Section 5.7(a) of the Disclosure Schedules; provided that, if a Continuing Employee’s employment is terminated within such one-year period, such Continuing Employee shall be provided with severance benefits that are either substantially similar to (i) those provided to similarly situated employees of Parent or Surviving Corporation (or its Affiliates), or (ii) those set forth on Section 5.7(a) of the Disclosure Schedules, whichever is more favorable to the Continuing Employee.

(b) For purposes of this Agreement, “Continuing Employee” means any person who is an active employee of the Company or any of its Subsidiaries at the Closing Date (including any employees on a leave of absence approved by the Company or any of its Subsidiaries under the Company’s leave of absence policy in effect as of the date hereof).

(c) During the period ending on the first anniversary of the Closing Date, the Continuing Employees, while employed by Parent or the Surviving Corporation, shall be eligible to participate in employee benefit plans of Parent, Surviving Corporation (including in the discretion of Parent, one or more of the Company Plans), or their Affiliates (the “Parent Plans”) that provide employee benefits that in the aggregate are no less favorable (as reasonably determined by Parent in its sole discretion) than those afforded to other similarly situated employees of Parent (or its Affiliates). Seller shall provide the Continuing Employees with full credit for all years of service with the Company for eligibility and vesting purposes (but not for benefit accrual purposes) under any applicable Parent Plan and for the purposes of determining levels of vacation and severance benefits under any applicable Parent Plan. The Continuing Employees shall participate under any Parent Plan that provides medical, dental, life and other insurance benefits without any waiting periods or evidence of insurability or application of any pre-existing condition restrictions (except to the extent any such limitation has not been satisfied under any applicable Company Plan in which the participant then participates or is otherwise eligible to participate). Prior to the Closing, the Company shall cooperate with Parent and Merger Sub to (i) arrange and conduct for employees of the Company an open enrollment period for the Parent Plans and employee orientation sessions (with such sessions to be held at times reasonably agreed to by the Company, Parent and Merger Sub), and (ii) meet with employees of the Company (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by the Company, Parent and Merger Sub.

(d) The Company shall take all actions that may be reasonably requested by Parent or Merger Sub in writing with respect to (i) causing one or more of the Company Plans to terminate as of the Closing Date, or as of the date immediately preceding the Closing Date, as specified by Parent or Merger Sub, (ii) causing benefit accrual or entitlement under any Company Plan to cease as of the Closing Date, (iii) causing the continuation on and after the Closing Date of any insurance policy or arrangement relating to any Company Plan, or (iv) facilitating the merger of any Company Plan into any employee benefit plan maintained by Parent.

(e) Parent shall, or shall cause the Surviving Corporation or other Affiliate of Parent to, provide to the Retiree Medical Retirees retiree health benefits and retiree medical cost-sharing arrangements that are no less favorable than the retiree health benefits provided by the Company pursuant to the Philadelphia Stock Exchange, Inc. Retiree Health Program as in effect immediately prior to the Effective Time (the “Retiree Health Plan”). Parent shall, or shall cause the Surviving Corporation or other Affiliate of Parent to, provide to the Retiree Life Retirees retiree life insurance benefits that are no less favorable than the $5,000 per person retiree life insurance benefit provided by the Company pursuant to the GE Group Life Insurance Policy as in effect immediately prior to the Effective Time (the “Retiree Life Insurance Plan”). For purposes of this Agreement, “Retiree Medical Retiree” means any former employee of the Company (and such former employee’s dependents, if applicable) who, as of the Closing Date, was receiving any retiree health benefits from the Company under the Retiree Health Plan. For purposes of this Agreement, “Retiree Life Retirees” means any former employee of the Company (and such former employee’s dependents, if applicable) who, as of the Closing Date, was eligible to receive the $5,000 retiree life insurance benefit from the Company under the Retiree Life Insurance Plan.

(f) Following a termination of employment from the Parent or the Surviving Corporation, Parent shall, or shall cause the Surviving Corporation to, provide to the Retiree Medical Employees (and such employee’s dependents, if applicable) retiree health benefits and retiree medical cost-sharing arrangements that are no less favorable than the retiree health benefits such Retiree Medical Employees would have received pursuant to the Retiree Health Plan had their employment with the Company terminated effective immediately prior to the Effective Time. Following a termination of employment from the Parent or the Surviving Corporation, Parent shall, or shall cause the Surviving Corporation to, provide to the Retiree Life Employees (and such employee’s dependents, if applicable) retiree life insurance benefits that are no less favorable than the retiree life insurance benefits such Retiree Life Employees would have received pursuant to the Retiree Life Insurance Plan had their employment with the Company terminated effective immediately prior to the Effective Time. For purposes of this Agreement, “Retiree Medical Employee” means any Continuing Employee who was eligible to retire and receive retiree health benefits under the Retiree Health Plan as of the Closing Date (or would become eligible to retire and receive such benefits within three years of the Closing Date). For purposes of this Agreement, “Retiree Life Employee” means any Continuing Employee who was eligible to retire and receive the $5,000 retiree life insurance benefit under the Retiree Life Insurance Plan as of the Closing Date (or would become eligible to retire and receive such benefit within three years of the Closing Date).

(g) [Reserved.]

(h) No provision of this Section 5.7 shall create any third party beneficiary rights in any Continuing Employee or any other employee or former employee (including any beneficiary or dependent of any Continuing Employee or other employee or former employee) of the Company or any of its Subsidiaries in respect of continued employment (or resumed employment). Nothing in this Agreement shall be construed as an amendment of any Parent Plan or other employee benefit plan, program or policy of the Parent, Surviving Corporation or an Affiliate of Parent.

(i) Following the Effective Time, Parent shall cause the Surviving Corporation to honor (i) each employment or consulting agreement set forth on Schedule 3.8(a) of the Company Disclosure Letter, and (ii) each change in control, severance, retention, or similar plan, policy, or arrangement set forth on Schedule 3.8(a) of the Company Disclosure Letter, provided, however, that the foregoing shall not prevent Parent or the Surviving Corporation from amending or terminating any such agreement, contract, plan or policy in accordance with its terms and applicable law.

5.8. Expenses. Except as otherwise provided in Sections 2.7 and 7.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

5.9. Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date now existing in favor of the current or former governors, directors or officers of the Company and its Subsidiaries (the “Indemnified Parties”) shall survive the transactions contemplated hereby and shall continue in full force and effect at the Surviving Corporation in accordance with their terms, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Closing Date. From and after the Closing, Parent shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9, without limit as to time.

(b) The Surviving Corporation shall, to the fullest extent (i) permitted under applicable Laws and (ii) provided in the certificate of incorporation and by-laws of the Company and its Subsidiaries as in effect as of the date of this Agreement, indemnify and hold harmless (and advance funds in respect of each of the foregoing) the Indemnified Parties against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before the Closing (including acts or omissions in connection with such persons serving as an officer, governor, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries) or the transactions contemplated by this Agreement. In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action. Parent shall guarantee the financial obligations of the Surviving Corporation imposed by this Section 5.9(b).

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, either maintain the Company’s existing officers’ and directors’ liability insurance or make available the Parent’s existing officers’ and directors’ liability insurance (“D&O Insurance”) (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) for each such Indemnified Party covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, for a period of six years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Section 5.9(c) of the Company Disclosure Letter) for such insurance (such 300% amount, the “Maximum Annual Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Alternatively, the Company will purchase, if requested by Parent, a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company and, if such “tail” prepaid policy has been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policy in full force and effect, for its full term, and continue to honor their respective obligations thereunder, and all other obligations under this Section 5.9(c) shall terminate.

(d) The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party to whom this Section 5.9 applies without the consent of such affected Indemnified Party. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section.

(e) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives.

5.10. Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, including, without limitation, Sections 5.1(ii) and 5.4(d), the each of the Company and Parent shall, and each shall cause their Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable consistent with applicable Law to consummate and make effective in the most expeditious manner practicable the transactions contemplated by this Agreement.

5.11. Takeover Statutes. If any Takeover Statute becomes applicable to the Merger or the other transactions contemplated by this Agreement, each of the Parent and its Board of Directors and the Company and its Board of Governors shall use reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

5.12. Transfer Taxes. Each of Parent, the Company, Merger Sub and the stockholders of the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby, except to the extent such taxes may not be assessed pursuant to 11 U.S.C. § 1146(c); provided, however, that the Company shall be liable for any such Tax that is imposed on its stockholders in respect of assets that are owned directly or indirectly by the Company.

5.13. Philadelphia Stock Exchange, Inc. Trading Floor. So long as the Philadelphia Stock Exchange, Inc. maintains floor-based trading, a condition which is directly tied to the economic viability of such trading, among other things, a floor will be located in Philadelphia.

ARTICLE 6

CONDITIONS

6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Laws and the Company’s Charter and By-Laws and no less than 20 days (ending at 5:00 p.m. on the 20th day) shall have elapsed following the Parent 8-K Date.

(b) Regulatory Consents. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) all approvals and authorizations required to be obtained from the SEC for the consummation of the Merger shall have been obtained, (iii) all material notices, reports, filings, consents, registrations, approvals, permits or authorizations required to be obtained or made prior to the Effective Time by the Company, Parent or any of their respective Subsidiaries from or with any Governmental Entity, Self-Regulatory Organization (if any) or OPRA (if any) in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent or any of their respective Subsidiaries shall have been made or obtained (as the case may be). All such notices, reports, filings, consents, registrations, approvals, permits or authorizations that have been obtained or made shall have been obtained or made without the imposition of any term, condition or consequence the acceptance of which would, individually or in the aggregate, reasonably be expected to have or result in a Company Material Adverse Effect or Parent Material Adverse Effect.

(c) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), except for such Orders of Governmental Entities outside the United States as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect and which do not provide a reasonable basis to conclude that the Company, Parent or their respective directors or officers would be subject to the risk of criminal liability.

(d) Resolution of Shareholder Litigation. The order of the Court of Chancery of the State of Delaware approving the settlement of the litigation pending against the Company in the Court of Chancery of the State of Delaware, captioned Ginsburg v. Philadelphia Stock Exch., Inc., et al., shall not have been appealed within the time period permitted therefor, or, in the event of any appeal to the Delaware Supreme Court, the appeal shall no longer be pending and such order shall not have been reversed or modified in a manner which the Company or Parent, as the case may be, in the exercise of its reasonable judgment, determines to be other than a minor or immaterial modification thereof.

6.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or the Company Material Adverse Effect qualifications contained therein) would not, in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, and (ii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company as to the matters set forth in clause (i) of this Section 6.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) Consents Under Agreements. The consents and approvals required in connection with the execution, delivery and performance of this Agreement that are set forth in Section 6.2(c) of the Company Disclosure Letter shall have been duly obtained or given and shall be in full force and effect on the Closing Date.

(d) Certain Litigation. No Governmental Entity of competent jurisdiction shall have instituted and shall not have withdrawn any proceeding seeking any Order and no Governmental Entity shall have instituted any civil, criminal or administrative action, suit, claim, hearing, investigation or other proceeding the existence of which would, in the good faith, reasonable judgment of Parent, individually or in the aggregate, be reasonably likely to result in a failure of the condition set forth in Section 6.1(c).

(e) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that, individually or in the aggregate, has had or is reasonably likely to result in a Company Material Adverse Effect.

(f) Reconciliation Agreement. Parent, Escrow Agent and the Stockholder Representative shall have entered into the Reconciliation Agreement.

6.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or the Parent Material Adverse Effect qualifications contained therein) would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and (ii) the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent as to the matters set forth in clause (i) of this Section 6.3(a).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to such effect.

ARTICLE 7

TERMINATION

7.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a), by mutual written consent of the Company and Parent by duly authorized action.

7.2. Termination by Either Parent or the Company.

(a) Termination Date. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by duly authorized action of either Parent or the Company, as the case may be, if the Merger shall not have been consummated by July 31, 2008 (such date, the “Termination Date”), whether such date is before or after the date of the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a); provided, however that such party may only take such action if neither it nor any of its Affiliates was a material cause of the failure of the Merger to be consummated by such date.

(b) No Shareholder Approval. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by duly authorized action of either Parent or the Company, as the case may be, if the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a) shall not have been obtained by the Written Consent in accordance with Section 5.3.

(c) No Orders. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by duly authorized action of either Parent or the Company, as the case may be, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, except for any Orders the existence of which would not result in the failure of the condition set forth in Section 6.1(c) (whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a)); provided, that the right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any party that has breached its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

7.3. Termination by the Company.

(a) Superior Proposal. This Agreement may be terminated and the Merger may be abandoned at any time prior to the time this Agreement is adopted by the Company Requisite Vote by duly authorized action of the Company upon written notice to Parent if the Board of Governors of the Company authorizes the Company, subject to complying with Section 5.2 and the other terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, provided that the Company, concurrently with such termination, pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 7.5(b).

(b) Breach of Representations, Warranties or Covenants. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a), by duly authorized action of the Company upon written notice to Parent if there has been a material breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 6.3(a) or 6.3(b), as the case may be, would not be satisfied and such breach or failure to be true and correct shall not be cured prior to the earlier of (i) 30 days following notice of such breach or failure and (ii) the Termination Date; provided that the Company shall not have the right to terminate the agreement pursuant to this Section 7.3(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

7.4. Termination by Parent.

(a) Withdrawal or Modification of Governors’ Recommendation; Recommendation of Acquisition Proposal. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a), by duly authorized action of Parent upon written notice to the Company if the Board of Governors of the Company shall have (i) withdrawn, amended or modified the Governors’ Recommendation in a manner adverse to Parent, (ii) failed to reaffirm the Governor’s Recommendation upon the request of Parent within five (5) business days of such request or (iii) recommended or proposed to recommend an Acquisition Proposal to the stockholders of the Company.

(b) Breach of Representations, Warranties or Covenants. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 6.1(a), by duly authorized action of Parent upon written notice to the Company if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect after the execution of this Agreement, such that Section 6.2(a) or 6.2(b), as the case may be, would not be satisfied and such breach or failure to be true and correct shall not be cured prior to the earlier of (i) 30 days following notice of such breach or failure and (ii) the Termination Date; provided that Parent shall not have the right to terminate the agreement pursuant to this Section 7.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

7.5. Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its governors, directors, officers or other Representatives), except that Sections 7.5(b), 8.5 and 8.6 shall survive termination of this Agreement; provided, however, except as otherwise provided herein, no such termination shall relieve any party from liability for any willful breach of this Agreement, in which case the aggrieved party shall, subject to the limitations on liability set forth elsewhere herein, be entitled to all rights and remedies available at law or in equity.

(b) In the event that:

(i) (A) a bona fide Acquisition Proposal (but substituting 50% for the 20% threshold set forth in the definition thereof (a “Covered Proposal”) shall have been made to the Company or any of its Subsidiaries or its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Covered Proposal with respect to the Company or any of its Subsidiaries (and such Covered Proposal or publicly announced intention shall not have been withdrawn at the time of termination of this Agreement) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(b) (No Shareholder Approval), and if all conditions in Section 6.1 (Conditions to Each Party’s Obligation to Effect the Merger) (other than Section 6.1(a) (Shareholder Approval)) and Section 6.3 (Conditions to Obligation of the Company) would have been satisfied, and

(B) within 12 months of any such termination:

(1)	any Person (other than Parent) ( an “Acquiring Party”) has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company,

(2)	there has been consummated a merger, consolidation or similar business combination between the Company and an Acquiring Party, or

(3)	any definitive agreement for a transaction described in the foregoing clauses (1) and (2) is entered into;

(ii) this Agreement is terminated by Parent pursuant to Section 7.4(a) (Withdrawal or Modification of Governors’ Recommendation; Recommendation of Acquisition Proposal); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.3(a) (Superior Proposal);

then, in the case of a termination referred to in clause (i), (ii) or (iii) above, the Company shall promptly, but in no event later than one business day after the date of such termination (except with respect to termination pursuant to clause (i) above, in which case payment shall be made no later than one business day following the entry into any definitive agreement with or consummation of the applicable transaction with the Acquiring Party and except with respect to termination pursuant to clause (iii) above, in which case payout shall be concurrent with such termination), pay Parent a termination fee of $22,820,000 (as applicable, the “Company Termination Fee”), payable by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. In the event that a proposal regarding a Covered Proposal shall have been made known to the public or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a proposal regarding a Covered Proposal that reasonably appears to be bona fide and thereafter this Agreement is terminated by the Company or Parent pursuant to Section 7.2(b) and no Company Termination Fee is yet payable in respect thereof pursuant to Section 7.5(b)(i), then the Company shall pay to Parent all of the Expenses (as hereinafter defined) of Parent and Merger Sub and thereafter if the Company becomes obligated to pay to Parent the Company Termination Fee pursuant to Section 7.5(b)(i) such payment obligation shall be reduced by the amount of Expenses previously actually paid to Parent pursuant to this sentence. As used herein, “Expenses” shall mean all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Parent and its Affiliates), incurred by Parent or Merger Sub or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the Merger; provided that such fees and expenses shall not in any case exceed $8,000,000 in the aggregate.

The Company acknowledges that the agreements contained in this Section 7.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee, charges or expenses to which reference is made in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 7.5(b), the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE 8

MISCELLANEOUS AND GENERAL

8.1. Survival. This Article 8 and the agreements of the Company, Parent and Merger Sub contained in Section 5.9 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Date shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

8.2. Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement (including, for the avoidance of doubt, the Company Disclosure Letter), only by written agreement executed and delivered by the duly authorized officers of the other respective parties.

8.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

8.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.5. Governing Law And Venue; Waiver Of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

If to Parent or Merger Sub:		The NASDAQ Stock Market, Inc.
9600 Blackwell Road
Rockville, MD 20850
Attn: Edward Knight, General Counsel
Fax: (301) 978-8471

With a copy to:
Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004
	Attention:	Michael N. Sohn
Mark H. Stumpf
Fax: (202) 942-5999

If to the Company:
Philadelphia Stock Exchange, Inc.
1900 Market Street
Philadelphia, PA 19103
Attention: Associate General Counsel
Fax: (215) 496-6729

With a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Michael A. Schwartz
fax: (212) 728-9267

If to the Stockholder Representative:

Citadel Derivatives Group LLC
c/o Citadel Limited Partnership
131 South Dearborn Street
Chicago, Illinois 60603
Attn: Legal Department
Ph: (312) 395-2100
Fax: (312) 267-7300
with a mandatory copy sent via email to CitadelAgreementNotice@citadelgroup.com or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

8.7. Entire Agreement. This Agreement (including any exhibits and annexes hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Non-Disclosure Agreement, dated September 13, 2007, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. The parties acknowledge that in order to secure financing for the Merger, Parent, Merger Sub and/or their Affiliates may enter into one or more bank commitment letters which will contain provisions regarding the preparation of an information memorandum that contains information regarding the Merger and the Company. Notwithstanding any provision of this Agreement or the Confidentiality Agreement to the contrary, the Company agrees that Parent, Merger Sub and their agents may disclose, on a confidential basis, confidential information regarding the Merger and the Company and its Subsidiaries to lenders, potential lenders and their advisors and the Company consents to the inclusion of confidential information about the Company and its Subsidiaries in an information memorandum prepared in conjunction with the syndication of the bank facilities Parent and Merger Sub may enter into to finance the Merger and the transactions contemplated hereby and the delivery of such memoranda to potential investors in such facilities on a confidential basis.

8.8. Third Party Beneficiaries. Except as provided in Section 5.9 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the stockholders of the Company shall be deemed third party beneficiaries solely with respect to the right to receive the Merger Consideration pursuant to Article 2 hereof.

8.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.10. Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

8.11. Definitions. Each of the terms set forth in Annex A is defined on the page of this Agreement set forth opposite such term.

8.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit or Annex, such reference shall be to a Section of or Exhibit or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each of the Company and Parent has or may have set forth information in its respective disclosure letter in a Section thereof that corresponds to the Section of this Agreement to which it relates. A matter set forth in one Section of a disclosure letter need not be set forth in any other Section of the disclosure letter so long as its relevance to the latter Section of the disclosure letter or Section of the Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the Person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein, taken alone, shall not be determinative in interpreting the terms “material,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or other similar terms in this Agreement.

8.14. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Subject to Section 5.9(d), no party may assign this Agreement or assign or delegate any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that Parent may assign and delegate any of its rights, interests and obligations hereunder to an Affiliate of Parent, provided that such Affiliate agrees in writing to be bound by all of the applicable provisions hereof governing such rights, interests and obligations to the same extent as Parent is bound and provided further that Parent shall continue to be bound by all of the obligations hereunder as if such assignment had not occurred and to perform such obligations to the extent such Affiliate fails to do so, and that the Company promptly receive written notice of any such assignment and delegation. Any purported assignment in violation of this Agreement will be void ab initio.

8.15. No Liability. Notwithstanding anything to the contrary herein, no officer, director or stockholder of the Company shall have any liability in such capacity to Parent or Merger Sub as such with respect to this Agreement.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

THE NASDAQ STOCK MARKET, INC.

By	/s/ Adena Friedman
Name:	Adena Friedman
Title:

PINNACLE MERGER CORPORATION

By	/s/ Chris Concannon
Name:	Chris Concannon
Title:

PHILADELPHIA STOCK EXCHANGE, INC.

By	/s/ Meyer S. Frucher
Name:	Meyer S. Frucher
Title:	Chairman and CEO

CITADEL DERIVATIVES GROUP LLC

By: Citadel Limited Partnership, its Manager
By: Citadel Investment Group, L.L.C., its General Partner

By	/s/ John Nagel
Name:	John Nagel
Title:	Director and Associate General Counsel

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Index of Defined Terms

Acquiring Party	52
Acquisition Proposal	37
Action	45
Adjusted Working Capital	10
Affiliate	14
Agreement	1
Amended By-Laws	2
Amended Charter	2
Audit Date	16
By-Laws	2
CERCLA	25
Certificate	3
Certificate of Merger	2
CFTC	22
Charter	2
Class A Shares	13
Class B Share	3
Closing	2
Closing Balance Sheet	9
Closing Date	2
Closing Date Working Capital Estimate	7
Closing Merger Consideration	4
Code	6
Company	1
Company Disclosure Letter	12
Company ERISA Affiliate	18
Company Intellectual Property	29
Company Intellectual Property Contracts	29
Company Material Adverse Effect	13
Company Material Contracts	23
Company Plan	18
Company Preferred Shares	13
Company Real Property	24
Company Requisite Vote	14
Company Stock Plans	14
Company Termination Fee	53
Company’s Knowledge	17
Confidentiality Agreement	56
Continuing Employee	43
Contract	16
Covered Proposal	52
Current Assets	10
Current Liabilities	11
D&O Insurance	46
Designated CIC Payments	11
Designated Stay Bonus Amounts	11
Designated Tax Gross-Up Payments	8
DGCL	1
Disbursing Agent	4
Dispute Notice	9
Dissenting Shares	6
Effective Time	2
Employment Agreement Severance Provisions	8
Employment Agreements	8
Enforceability Exception	15
Environmental Laws	25
Environmental Liability	25
ERISA	18
Escrow Agent	8
Estimated Closing Balance Sheet	7
Excess Tax Gross-Up Payments	7
Exchange Act	14
Exchange Fund	4
Excluded Share	3
Expenses	53
Financial Statements	16
GAAP	16
Governmental Entity	15
Governors’ Recommendation	15
hazardous material	25
Hazardous Substance	25
hazardous waste	25
Holders	8
HSR Act	14
Indemnified Parties	45
Independent Accounting Firm	9
Intellectual Property	29
IRS	18
IT Assets	30
Laws	21
Legal Action	17
Licenses	21
Lien	14
Maximum Annual Premium	46
Merger	1
Merger Consideration	3
Merger Sub	1
Notice of Superior Proposal	38

A-1

OPRA	15
Order	48
Outstanding Share	3
Parent	1
Parent 8-K Date	39
Parent Disclosure Letter	31
Parent Material Adverse Effect	32
Parent Plans	43
Person	5
pollutant or contaminant	25
Pro Rata Share	8
Proposed Adjustments	9
RCRA	25
Reconciliation Agreement	8
Reconciliation Deposit	8
Reconciliation Fund	8
Release	25
Removal, Remedial or Response	25
Representatives	37
Retiree Health Plan	44
Retiree Life Employee	44
Retiree Life Insurance Plan	44
Retiree Life Retirees	44
Retiree Medical Employee	44
Retiree Medical Retiree	44
SEC	2
Securities Act	15
Self Regulatory Organization	15
Series A Preferred Stock	13
Severance Benefit Gross-Up Payments	8
Severance Benefits	8
Shares	13
Stockholder Representative	1
Subsidiary	13
Superior Proposal	38
Surviving Corporation	1
Takeover Statute	24
Target Working Capital	11
Tax	28
Tax Return	28
Taxes	28
Termination Date	50
Voting Agreements	1
Working Capital Shortfall	3
Working Capital Surplus	3
Written Consent	39

EXHIBIT A

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of November 6, 2007, by and among The Nasdaq Stock Market, Inc., a Delaware corporation (“Parent”), and [NAME OF STOCKHOLDER] (the “Stockholder”).

WHEREAS, concurrently with the execution of this Agreement, Parent, Philadelphia Stock Exchange, Inc., a Delaware corporation (the “Company”), and Pinnacle Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the terms thereof;

WHEREAS, as an essential condition and inducement to Parent to enter into the Merger Agreement and in consideration therefor, the Stockholder and Parent have agreed to enter into this Agreement;

WHEREAS, as of the date hereof, the Stockholder is the record holder and beneficial owner of [            ] shares of Class B common stock, par value $0.01 per share, of the Company (the “Stockholder’s Shares”);

WHEREAS, the Stockholder and Parent have agreed that this Agreement shall only relate to [            ]1 of the Stockholder’s Shares (such portion of the Stockholder’s Shares, together with any shares of the Company for which such portion of the Stockholder’s Shares may be exchanged or converted, the “Subject Shares”) and desires to enter into this Agreement solely with respect to such Subject Shares (for purposes of this Agreement, “beneficial ownership” shall have the meaning given to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

WHEREAS, the Stockholder and Parent agree that this Agreement is not applicable to, and the Stockholder is not making any representations, warranties or covenants with respect to, any of the Stockholder’s Shares other than the Subject Shares; and

WHEREAS, Parent desires the Stockholder to agree, and the Stockholder is willing to agree, (i) not to transfer or otherwise dispose of any of the Subject Shares prior to the Expiration Date (as defined in Section 1.1 below) and (ii) to vote the Subject Shares so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

[1]	Share number to be net of number of shares to be transferred pursuant to the Ginsburg settlement.

1.	Agreement to Retain and Vote Shares.

1.1 Transfer and Encumbrance. The Stockholder agrees not to transfer (except as may be specifically required by court order or to any affiliate of the Stockholder or any affiliate of a parent company of the Stockholder), sell, exchange, pledge or otherwise dispose of or encumber any of the Subject Shares or to make any offer or agreement relating thereto other than in accordance with the Merger, at any time prior to the Expiration Date. As used herein, the term “Expiration Date” shall mean the earliest to occur of: (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, (b) such date as the Merger Agreement is terminated pursuant to the terms and provisions thereof, (c) July 31, 2008, and (d) any amendment of the Merger Agreement that reduces the Merger Consideration (as defined in the Merger Agreement) payable to the Stockholder or changes in a manner adverse to the Stockholder the time and manner of payment of the Merger Consideration; provided that no amendment made to the Merger Agreement in response to an Acquisition Proposal (as defined in the Merger Agreement) that the Board of Governors of the Company has determined to be a Superior Proposal (as defined in the Merger Agreement) pursuant to Section 5.2 of the Merger Agreement shall be deemed to be covered by this clause (d).

1.2 Agreement to Vote Shares. From the date hereof until the Expiration Date, at every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and, in the case of the following clause (ii) on every action or approval by written consent of the stockholders of the Company, the Stockholder irrevocably and unconditionally agrees and covenants that the Stockholder shall, including by prompt written consent if requested by Parent, vote (or cause to be voted) the Subject Shares (i) in favor of adoption of the Merger Agreement (as the same may be amended from time to time) (provided that with respect to the Written Consent on but not before 5:00 p.m. on the 20th calendar day following the date on which Parent files a Current Report on Form 8-K as referenced in, and meeting the requirements of, the penultimate sentence of this Section 1.2) (ii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal, transaction, agreement or Acquisition Proposal involving the Company or any of its subsidiaries which amendment or other proposal or transaction could be reasonably expected to materially impede, frustrate, prevent, interfere with, postpone, delay, discourage, adversely effect or nullify, or result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (iii) in favor of any amendment or modification to the proposed certificate of incorporation and bylaws attached as exhibits to the Merger Agreement that may reasonably be requested or suggested by the Securities and Exchange Commission or its staff (it being understood that the Stockholder shall not be obligated to vote for any such amendment or modification that would adversely affect the Merger Consideration payable to the Stockholder). In the event that a meeting of the stockholders of the Company is held, the Stockholder shall appear at such meeting or otherwise cause the Subject Shares owned by the Stockholder to be counted as present for purposes of establishing a quorum. On, but no earlier than 5:00 p.m. on, the 20th calendar day following the date on which Parent first files a Current Report on Form 8-K with the Securities and Exchange Commission regarding the Merger, which Current Report on Form 8-K shall contain as an exhibit thereto a true, complete and correct copy of the executed Merger Agreement, the Stockholder shall irrevocably execute and deliver with respect to the Subject Shares to the Company its respective counterpart of the form of Written

Consent of the stockholders of the Company attached hereto as Exhibit A (the “Written Consent”). Notwithstanding anything contained in this Agreement, the Stockholder shall not be required to vote, consent or grant any proxy in favor of any action or proposal that, if approved by the stockholders of the Company, would extend the Termination Date (as defined in the Merger Agreement).

1.3 Irrevocable Proxy. By entering into this Agreement, effective immediately following the execution and delivery of the Merger Agreement and the expiration of the 20-day period described above, the Stockholder hereby grants a proxy appointing Parent, with full power of substitution, as such Stockholder’s attorney-in-fact and proxy, for and in such Stockholder’s name, to be counted as present, to vote or to otherwise act on behalf of the Stockholder at any meeting of stockholders of the Company (including any adjournments and postponements thereof), in each case solely with respect to the Subject Shares, and to act for the Stockholder (solely with respect to the Subject Shares) on every action or approval by written consent of the stockholders of the Company and to deliver such documents and consents as may be required by the Stockholder (including, without limitation, the Written Consent) with respect to its Subject Shares, in each case solely in the manner contemplated by Section 1.2 (including in favor of adoption of the Merger Agreement) and to execute and deliver any written consents to fulfill the Stockholder’s obligations under this Agreement; provided that in no event shall the power of attorney and proxy granted hereby be exercised to take or approve of any action that would extend the Termination Date. The proxy granted by the Stockholder pursuant to this Section 1.3 is irrevocable and is granted in order to secure the Stockholder’s performance under this Agreement and is also in consideration of the entry of Parent and Merger Sub into this Agreement and the Merger Agreement. If the Stockholder fails for any reason to be counted as present or to vote or to execute and deliver written consents with respect to the Subject Shares in accordance with the requirements of Section 1.2 above, then Parent shall have the right, pursuant to this Section 1.3, to cause to be present or vote or to execute and deliver written consents with respect to the Subject Shares in accordance with the provisions of Section 1.2. The proxy granted by the Stockholder pursuant to this Section 1.3 shall terminate automatically upon the earlier of termination of the Merger Agreement prior to the Effective Time and the Termination Date (as defined in the Merger Agreement). This proxy is, and the Stockholder agrees and acknowledges that this proxy is, coupled with an interest and is irrevocable until the Expiration Date.

1.4 Revocation of Previous Proxies. The Stockholder hereby revokes any and all proxies granted with respect to the Subject Shares, prior to the proxy set forth in Section 1.3.

1.5 Intentionally Omitted.

1.6 Representations, Warranties and Covenants of the Stockholder. Subject to the Stipulation of Settlement, dated as of September 4, 2007, in connection with the action titled Ginsburg v. Philadelphia Stock Exchange, Inc., et al. (C.A. No. 2202-CC), the Stockholder hereby represents, warrants and covenants to Parent as follows:

(a) Ownership of the Subject Shares; Authority. The Stockholder (i) is the record and beneficial owner of the Subject Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances of a material nature; (ii) has full power and authority to make, enter into and carry out the terms of this Agreement; and (iii) is not a party to any voting trusts, proxies or any other agreements or understandings with respect to the voting of the Subject Shares.

(b) No Conflicts or Consents. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations under this Agreement will not to the knowledge of the Stockholder: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to the Stockholder or by which its properties are bound or affected; (ii) result in a violation of, or a default under, or loss of any rights with respect to the Subject Shares under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or by which the Stockholder may be bound or to which the Subject Shares are subject which would materially impair the ability of the Stockholder to perform hereunder, including, without limitation, the Charter (as defined in the Merger Agreement); or (iii) result in or constitute a breach or default under, or give any person or entity rights of termination, amendment or acceleration in, any Lien (as defined in the Merger Agreement) applicable to any of the Subject Shares.

(c) Transfer of Voting Rights. The Stockholder agrees that, until the Expiration Date, the Stockholder shall ensure that other than as contemplated hereby: (i) none of the Subject Shares is deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to the Subject Shares.

(d) No Proxy Solicitations, etc. From the date of this Agreement until the Expiration Date, the Stockholder, solely in its capacity as a stockholder of the Company, will not: (i) solicit proxies with respect to (A) an approval of any proposal made in opposition to or competition with consummation of the Merger, (B) the adoption of any merger agreement or approval of any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than with Parent or Parent’s affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) or (C) any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an “Opposing Proposal”); (ii) encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, including, without limitation, encouraging, facilitating or participating in any tender offer or exchange with respect to the Subject Shares; or (iii) initiate a stockholders’ vote or action by consent of the Company stockholders with respect to an Opposing Proposal

(e) Stockholder Capacity. No person executing this Agreement (or an affiliate thereof) who is or becomes prior to the Expiration Date a governor of the Company makes any agreement or understanding herein in his or her capacity as such governor or in any other capacity other than as a stockholder of the Company. The Stockholder signs solely in his, her or its capacity as the record and beneficial owner of the Subject Shares and notwithstanding anything to the contrary herein this agreement is not intended to apply to any activity that the Stockholder may otherwise conduct in the course of its business operations unrelated to its status as a stockholder of the Company.

(f) Additional Covenants and Documents. The Stockholder hereby covenants and agrees not to take any action prohibited by Section 5.2 of the Merger Agreement.

1.7 Consent and Waiver. The Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party as a stockholder or pursuant to any rights the Stockholder may have as a stockholder, in each case, solely with respect to the Subject Shares.

2.	Miscellaneous.

2.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

2.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Stockholder may be assigned by the Stockholder (other than to any affiliate of the Stockholder or any affiliate of a parent company of the Stockholder, provided that such affiliate specifically agrees in writing to be bound by the terms of this Agreement) without prior written consent of Parent.

2.3 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

2.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity. To the fullest extent permitted by applicable law, the Stockholder agrees not to seek, and agree to waive any requirement for, the securing or posting of a bond in connection with Parent seeking or obtaining such equitable relief.

2.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed duly delivered: (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service to the intended recipient as set forth below.

If to Parent:	The NASDAQ Stock Market, Inc.
9600 Blackwell Road
Rockville, MD 20850
Attention: Edward Knight, General Counsel
Telecopy No.: 301-978-8471

With a copy to:	Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004
	Attention:	Michael N. Sohn
Mark H. Stumpf
	Telecopy No.:	202-942-5999

If to the Stockholder:	To the address for notice set forth on the signature pages hereto.

With a copy to:
Attention:
Telecopy No.:

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other party to this Agreement notice in the manner herein set forth.

2.6 Amendments; Termination; Expiration. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement and the Stockholder’s obligations hereunder shall terminate on the Expiration Date; provided, however, that each party shall remain liable for any willful breach of this Agreement by such party occurring prior to such termination; provided, that Sections 2.1 through 2.14, inclusive, of this Agreement shall survive termination of this Agreement.

2.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

2.8 Venue. Each party submits to the jurisdiction of the Delaware Court of Chancery in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

2.9 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

2.10 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

2.11 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

2.12 Further Assurances. Except as otherwise provided in the Merger Agreement, the Stockholder will execute and deliver or cause to be executed and delivered all further documents and instruments and use its best efforts to secure such consents and take all such further action as may be reasonably necessary in order to consummate the transactions contemplated hereby or to enable Parent and any assignee to exercise and enjoy all benefits and rights of the Stockholder with respect to the Subject Shares.

2.13 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any of the Stockholder’s Shares (including, without limitation, the Subject Shares). All rights, ownership and economic benefits of and relating to the Stockholder’s Shares (including, without limitation, the Subject Shares) shall remain vested in and belong to the Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of the Stockholder’s Shares (including, without limitation, the Subject Shares), except as otherwise provided herein.

2.14 No Third-Party Beneficiaries. This Agreement is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

THE NASDAQ STOCK MARKET, INC.

By:
Name:
Title:

[STOCKHOLDER]

By:
Name:
Title:

Stockholder’s Address for Notice:

EXHIBIT A

FORM OF WRITTEN CONSENT OF STOCKHOLDERS

OF

PHILADELPHIA STOCK EXCHANGE, INC.

The undersigned stockholder (the “Stockholder”), being a holder of outstanding voting capital stock of Philadelphia Stock Exchange, Inc., a Delaware corporation (the “Company”), hereby, pursuant to Section 228 of the Delaware General Corporation Law (the “DGCL”), consents to, adopts, and approves the following resolutions and each and every action effected thereby:

RESOLVED, that the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 6, 2007, among The Nasdaq Stock Market, Inc., a Delaware corporation (“Parent”), Pinnacle Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Philadelphia Stock Exchange, Inc., a Delaware corporation (the “Company”), and Citadel Derivatives Group LLC, as representative of the Company’s stockholders (the “Stockholder Representative”), as amended to date, in the form attached hereto as Annex A, pursuant to which, among other things, Merger Sub will be merged with and into the Company in accordance with the provisions of Section 251 of the DGCL (the “Merger”), and the transactions and agreements contemplated thereby, be, and each of them hereby is, in all respects adopted.

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